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Exhibit (a)(1)(a)

ADVENT SOFTWARE, INC.

OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

This document constitutes part of the prospectuses relating to the Advent Software, Inc. 1992 Stock Plan, 1998 Nonstatutory Stock Option Plan and 2002 Stock Plan covering securities that have been registered under the Securities Act of 1933.

November 1, 2002

Advent Software, Inc.
Offer to Exchange Certain
Outstanding Options for New Options

        This offer and withdrawal rights expire at 5:00 p.m., Pacific Time, on December 3, 2002, unless we extend the offer.

        You may exchange your outstanding options to purchase shares of our common stock with exercise prices equal to or above $20.00 per share, whether vested or unvested, for new stock options. You are eligible to participate in the exchange offer if you are an employee of Advent Software, Inc. or one of our subsidiaries (referred to as Advent, we, our or us) who lives and works in the United States, Australia, Denmark, Norway and Sweden on the date hereof. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged. Our directors and executive officers are not eligible to participate in the exchange offer, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer.

        Your new options will entitle you to purchase 0.80 shares of Advent common stock for each share of Advent common stock underlying your exchanged options. Fractional shares will be rounded up to the nearest whole share. The number of shares underlying your new options will also be adjusted for stock splits, reverse stock splits, stock dividends and other similar events. The exercise price per share of all new options will be equal to 100% of the fair market value of our common stock on the date of grant. Generally, each new option will be granted under the same plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. We will grant the new options on the first business day that is six months and one day after the date on which we cancel the options accepted for exchange. We refer to this date as the new option grant date. We expect the new option grant date to be June 5, 2003. Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date.

        Our common stock is traded on the Nasdaq National Market under the symbol "ADVS." On October 29, 2002, the closing price of our common stock as reported on the Nasdaq National Market was $13.74 per share. We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether to elect to exchange your options.

        See "Risks of Participating in the Offer" beginning on page 11 for a discussion of risks that you should consider before tendering your eligible options.

IMPORTANT

        If you wish to exchange your options, you must complete and sign the election form by following its instructions, and fax or hand deliver it to Irv Lichtenwald at fax number (415) 777-0794 before 5:00 p.m., Pacific Time, on December 3, 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this offer to exchange. Any representation to the contrary is a criminal offense.

        You should direct questions about the offer or requests for additional copies of this offer to exchange and the other option exchange program documents to Irv Lichtenwald, Advent Software, Inc., 301 Brannan Street, 6th Floor, San Francisco, CA 94107, telephone number (415) 645-1261.

Offer to Exchange dated November 1, 2002.

        You should rely on the information contained in this offering circular. We have not authorized anyone to provide you with different information. We are not making an offer of the new options in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this offering circular is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offering circular. This offering circular summarizes various documents and other information. Those summaries are qualified in their entirety by reference to the documents and information to which they relate.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
RISKS OF PARTICIPATING IN THE OFFER		11
THE OFFER		23
1.	Eligibility.	23
2.	Number of options; expiration date.	23
3.	Purpose of the offer.	24
4.	Procedures for electing to exchange options.	25
5.	Withdrawal rights and change of election.	27
6.	Acceptance of options for exchange and issuance of new options.	28
7.	Conditions of the offer.	29
8.	Price range of shares underlying the options.	31
9.	Source and amount of consideration; terms of new options.	31
10.	Information concerning Advent.	36
11.	Interests of directors and officers; transactions and arrangements concerning the options.	37
12.	Status of options acquired by us in the offer; accounting consequences of the offer.	38
13.	Legal matters; regulatory approvals.	38
14.	Material U.S. federal income tax consequences.	39
15.	Material income tax consequences and certain other considerations for employees who are tax residents of Australia.	41
16.	Material income tax consequences and certain other considerations for employees who are tax residents of Denmark.	43
17.	Material income tax consequences and certain other considerations for employees who are tax residents of Norway.	44
18.	Material income tax consequences and certain other considerations for employees who are tax residents of Sweden.	46
19.	Extension of offer; termination; amendment.	47
20.	Fees and expenses.	47
21.	Additional information.	47

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22.	Financial statements.	48
23.	Miscellaneous.	49
SCHEDULE A	Information Concerning the Directors and Executive Officers of Advent Software, Inc.	A-1
SCHEDULE B
	Condensed Consolidated Balance Sheets, Statements of Operations and Statements of Cash Flows as of and for the three and nine months ended September 30, 2002, included with the Press Release dated October 15, 2002 announcing Advent Software, Inc.'s third quarter results	B-1
SCHEDULE C	Financial Statements of Advent Software, Inc. included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002	C-1
SCHEDULE D	Financial Statements of Advent Software, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2001	D-1

ii

SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about the offer. You should carefully read this entire offer to exchange, the accompanying memorandum from our CEO, Peter Caswell, dated November 1, 2002, the election form and the withdrawal form. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this offer to exchange and the other option exchange program documents. We have included in this summary references to other sections in this offer to exchange to help you find a more complete description of these topics.

Q1.	What is the offer?
A1.
The offer to exchange is a voluntary opportunity for eligible option holders to exchange outstanding options granted by us with exercise prices equal to or greater than $20.00 per share for new options covering 0.80 shares of Advent common stock for each share of Advent common stock underlying the exchanged options, after a 6 month and 1 day waiting period. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged. We expect to make the new grants on June 5, 2003. The new options will have an exercise price equal to the then fair market value of our common stock. (Sections 1, 2 and 9)
Q2.	Why are we making the offer?
A2.
We believe that granting stock options motivates our employees to perform at high levels and provides an effective means of recognizing employee contributions to our success. This offer enables us to provide eligible employees a valuable incentive to stay with us. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. These options are commonly referred to as being "underwater." By making this offer to exchange eligible options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value. (Section 3)
Q3.	What securities are we offering to exchange?
A3.
We are offering to exchange all outstanding, unexercised options to purchase shares of our common stock held by eligible employees that have an exercise price equal to or greater than $20.00 per share. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged. In exchange, we will grant each new option under the same plan as the exchanged option it replaces, except that because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. If you elect to participate in the offer for any options granted to you, then you must ALSO exchange all options that we have granted to you since April 30, 2002, even if those options have exercise prices below $20.00 per share or were granted to you while you were not an employee and would not otherwise be eligible for exchange. (Section 2)

Q4.	Who is eligible to participate?
A4.
You are eligible to participate in the offer only if you are an employee of Advent or one of our subsidiaries on the date hereof who lives and works in the United States, Australia, Denmark, Norway or Sweden on the date hereof and you remain an employee of Advent or one of our subsidiaries through the cancellation date. Members of our board of directors and all of our executive officers, as listed on Schedule A to this offer to exchange, are not eligible to participate, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer. (Section 1)

To receive a new option, you must remain an employee of Advent or one of our subsidiaries through the date on which the new options are granted, which will be the first business day that is at least six months and one day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the offer, the new option grant date will be June 5, 2003. (Section 1)
Q5.	Are employees outside of the United States eligible to participate?
A5.
Yes. Employees of Advent or one of our subsidiaries who live and work in Australia, Denmark, Norway or Sweden are eligible to participate. (Section 1)

Please be sure to read the appropriate section of this offer to exchange dealing with the applicable tax consequences of the exchange in Australia, Denmark, Norway or Sweden. (Sections 15 through 18)
Q6.	When does this offer end?
A6.
This offer ends at 5:00 p.m., Pacific Time, on December 3, 2002. We refer to this date and time as the expiration date, unless we extend the period during which the offer will remain open. If we extend the offer, the term expiration date will refer to the time and date at which the extended offer expires. (Section 2)

Q7.	How many new options will you receive in exchange for your options that you elect to exchange?
A7.
Your new options will entitle you to purchase 0.80 shares of Advent common stock for each share of Advent common stock underlying your exchanged options. Fractional shares will be rounded up to the nearest whole share. The number of new option shares that you receive will also be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. (Section 2)
Example:

If the option you elect to exchange has an exercise price of $42.00 per share and covers 1,000 shares of our common stock, your new option will cover 800 shares of our common stock. The exercise price of these new options will be the market price of our common stock on June 5, 2003.

Generally, each new option will be granted under the same option plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options. (Section 2)
Q8.	Why isn't the exchange ratio simply one-for-one?
A8.
Our stock option program must balance the interests of both employees and stockholders. The exchange ratio noted above will decrease the total number of options outstanding and will benefit stockholders by decreasing potential stockholder dilution. (Section 3)
Q9.	What are the conditions to the offer?
A9.
Participation in the offer is completely voluntary. The completion of the exchange offer is subject to a number of customary conditions that are described in Section 7 of this offer to exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer for any or no reason. (Section 7)
Q10.	Are there any eligibility requirements that you must satisfy after the expiration date to receive the new options?
A10.	To receive a grant of new options, you must be employed by us or one of our subsidiaries through the new option grant date. (Section 1)

As discussed below, we will grant your new options to you on the first business day that is at least six months and one day after the cancellation date. We expect that the new option grant date will be June 5, 2003. If, for any reason, you do not remain employed by Advent or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Your employment with Advent or one of our subsidiaries remains "at will" and can be terminated by you or Advent or one of our subsidiaries at any time, with or without cause or notice. (Section 1)

Q11.	When will the options you elect to exchange be cancelled?
A11.
The options you elect to exchange will be cancelled on the first business day following the expiration date of this offer. We refer to this date as the cancellation date. If we do not extend the offer, the cancellation date will be December 4, 2002. (Section 6)
Q12.	When will you receive your new options?
A12.
We will send you a promise to grant stock option promptly after the date on which we accept and cancel the options elected to be exchanged. The promise to grant stock option represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by Advent or one of our subsidiaries through the new option grant date.

We will grant the new options on the new option grant date. The new option grant date will be the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will not grant the new options before the new option grant date. If we do not extend the offer, the cancellation date will be December 4, 2002, and the new options will be granted on June 5, 2003. (Section 6)
Q13.	Why won't you receive your new options immediately after the expiration date of the offer?
A13.
Published rules of the Financial Accounting Standards Board generally require lower-priced options granted within the six months before the commencement of an offer to cancel options and the six months after the cancellation of options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards. (Section 12)
Q14.	If you elect to exchange options in the offer, will you be eligible to receive other option grants before you receive your new options?
A14.
No. If you accept the offer, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. (Section 6)
Q15.	Is this a repricing?
A15.
No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future would be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of our common stock underlying the repriced options. (Section 12)
Q16.	Why can't we just grant you additional options?
A16.
Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires. (Section 3)

Q17.	Will you be required to give up all of your rights under the cancelled options?
A17.
Yes. Once we have accepted options that you tender for exchange, your options will be cancelled and you will no longer have any rights under those options. We intend to cancel all options accepted for exchange on the cancellation date, which is the first business day following the expiration of the offer. If we do not extend the exchange offer, we expect the cancellation date to be December 4, 2002. (Section 6)
Q18.	What will the exercise price of the new options be?
A18.
The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new option grant date, which would be the closing price reported by the Nasdaq National Market for our common stock on the new option grant date, which is expected to be June 5, 2003, provided we do not extend the exchange offer. (Section 9)

We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. (Section 9)
Q19.	When will the new options vest?
A19.
Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date. This means that the new option will be fully vested six months later than the exchanged option was scheduled to be fully vested. (Section 9)
Example:

A new option to purchase 800 shares of our common stock granted on the scheduled new option grant date of June 5, 2003 in exchange for a cancelled option to purchase 1000 shares with a grant date and vesting commencement date of December 4, 2001 that had a vesting schedule of 20% after 12 months from the original vesting commencement date and 1/60 monthly thereafter, will vest as follows:
• 160 of the shares subject to the new option will be vested on June 5, 2003 (the same number of shares as was vested under the exchanged option as of the cancellation date, December 4, 2002),
•
an additional 13.33 shares subject to the new option will vest each month thereafter until the new option is fully vested, in all cases subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

Q20.	What if another company acquires us in a merger or stock acquisition?
A20.
Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new option will have an exercise price equal to the fair market value of the acquiror's stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least six months and one day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the December 3, 2002 expiration date but before the June 5, 2003 new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation or acquisition. (Section 9)

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of Advent would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not Advent common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their Advent common stock before the effective date. (Section 9)

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options, nor any other compensation for your cancelled options. (Section 9)
Q21.	Are there circumstances under which you would not be granted new options?
A21.
Yes. If, for any reason, you are no longer an employee of Advent or one of our subsidiaries on the new option grant date, you will not receive any new options. Your employment with Advent or one of our subsidiaries will remain "at-will" regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice. (Section 1)

Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result from changes in Securities and Exchange Commission (SEC) rules, regulations or policies or Nasdaq listing requirements. We do not anticipate any such prohibitions at this time. (Section 13)

Q22.	If you elect to exchange an eligible option, do you have to elect to exchange all of the shares covered by that option?
A22.
Yes. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of any option that you have partially exercised. Accordingly, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an eligible option to purchase 1,000 shares at $20.00 per share, 700 of which you have already exercised, (2) an eligible option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an eligible option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:
	•	your first option covering 300 remaining unexercised shares,
	•	your second option covering 1,000 shares,
	•	your third option covering 2,000 shares,
	•	two of your three options,
	•	all three of your options, or
	•	none of your options.

These are your only choices in the above example. You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged. (Section 2)

If you elect to exchange any of your options, then you must elect to exchange all of the options that we granted to you since April 30, 2002. For example, if you received an option grant in January 2001 and a grant in May 2002 and you want to exchange your January 2001 option grant, you also would be required to exchange your May 2002 option grant, even if they May 2002 grant has an exercise price less than $20.00 per share or was granted to you while you served as a consultant, and would not otherwise be eligible for exchange. (Section 2)

Q23.	What happens to options that you choose not to exchange or that are not accepted for exchange?
A23.
Options that you choose not to exchange or that we do not accept for exchange retain their current exercise price and remain outstanding until they are exercised in full or expire by their terms. (Section 6)

You should note that there is a risk that any incentive stock options you have may be affected, even if you do not participate in the exchange. We believe that eligible options that you choose not to tender for exchange will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option. (Section 14)
Q24.	Will you have to pay taxes if you exchange your options in the offer?
A24.
If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes. (Section 14)

If you are a tax resident of a country other than the United States, the tax consequences of participating in this offer may be different for you. Please be sure to read the sections of this offer to exchange that discuss the potential tax consequences in the country in which you are subject to tax. (Sections 15 through 18)

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the exchange offer. If you are a resident of, or subject to the tax laws in the United States, Australia, Denmark, Norway or Sweden but are also subject to the tax laws in another country, including one of the countries listed above, you should be aware that there may be other tax and social insurance consequences which may apply to you.

Q25.	Will your new options be incentive stock options or nonstatutory stock options?
A25.	Generally, the new options granted in exchange for old options will be of the same type, but with some exceptions.

If your exchanged options under the 1992 Stock Plan are incentive stock options for purposes of the U.S. Internal Revenue Code, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.
If your exchanged options are nonstatutory stock options for purposes of the U.S. Internal Revenue Code, your new options will also be nonstatutory stock options.
We recommend that you read the tax discussion in this offer to exchange and discuss the personal tax consequences of nonstatutory stock options with your financial advisor. (Sections 9 and 14)
Q26.	When will your new options expire?
A26.
Your new options will expire on the same date that your corresponding exchanged options were scheduled to expire, or earlier if your employment with Advent or one of our subsidiaries terminates. (Section 9)
Q27.	Can the offer be extended, and if so, how will we notify you if the offer is extended?
A27.
The offer expires at 5:00 p.m., Pacific Time, on December 3, 2002, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer. (Section 2)
Q28.	How do you elect to exchange your options?
A28.
If you elect to exchange your options, you must deliver, before 5:00 p.m., Pacific Time, on December 3, 2002, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form via facsimile (fax number (415) 777-0794 or by hand to Irv Lichtenwald at Advent. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions described in the stock option exchange program documents, we will accept all other properly tendered options promptly after the expiration of the offer. (Section 4)

Q29.	During what period of time may you withdraw options that you previously elected to exchange?
A29.
You may withdraw any options that you previously elected to exchange at any time before the offer expires at 5:00 p.m., Pacific Time, on December 3, 2002. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver to Irv Lichtenwald via facsimile (fax number (415) 777-0794) or by hand a signed withdrawal form, with the required information completed, before the expiration date. If you withdraw options, you may re-elect to exchange them only by delivering a new election form before the expiration date. The new election form must list all the options you want to exchange.

Although we intend to accept all options validly elected to be exchanged promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on December 31, 2002, you may withdraw your options. (Section 5)
Q30.	Can you change your election regarding options you have elected to exchange?
A30.
Yes, you may change your election to exchange any particular options at any time before the offer expires at 5:00 p.m., Pacific Time, on December 3, 2002. If we extend the offer beyond that time, you may change your election to exchange options at any time until the extended offer expires. In order to change your election to include options that you had not previously tendered, you must deliver to Irv Lichtenwald a new election form via fax (fax number (415) 777-0794) or by hand. Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form. To withdraw from the exchange offer some or all of the options you previously tendered, you must deliver to us a signed and dated withdrawal form, with the required information, before the offer expires. For more information on withdrawing your options, please see Q&A 29 above. (Section 5)
Q31.	Why do you have to cancel options granted after April 30, 2002, if you choose to participate?
A31.
Under current accounting rules, options that we granted during the 6-month period before this offer commenced and the 6-month period after cancellation of the tendered options could be viewed as "replacement" options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants. (Section 12)
Q32.	Are we making any recommendation as to whether you should exchange your eligible options?
A32.
No. We are not making any recommendation as to whether you should accept the offer to exchange your options. You must make your own decision as to whether or not to accept the offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (Section 3)
Q33.	Who can you talk to if you have questions about the offer, or if you need additional copies of the offer documents?
A33.	For additional information or assistance, you should contact: Irv Lichtenwald Advent Software, Inc. 301 Brannan Street, 6th Floor San Francisco, CA 94107 (415) 645-1261 (Section 10)

RISKS OF PARTICIPATING IN THE OFFER

        Participation in the offer involves a number of risks, including those described below. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this offer to exchange discussing the tax consequences in the United States, Australia, Denmark, Norway and Sweden, as well as the rest of this offer to exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

        Further, this offer to exchange and our SEC reports referred to above include "forward-looking statements." When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements, and are dependent upon certain risks and uncertainties, including delays in new product announcements and product introductions by us or our competitors, competitive pricing pressures, changes in the mix or markets in which our products are sold, political and economic conditions in various geographic areas, and costs associated with other events, such as intellectual property disputes, litigation, or environmental regulation and other factors described below.

        The following discussion should be read in conjunction with the financial statements attached as Schedule B and the financial statements and notes to the financial statements attached as Schedules C and D, as well as the Management Discussion and Analysis of Financial Condition and Results of Operations contained in our most recent 10-K and 10-Q reports filed with the SEC. We caution you not to place undue reliance on the forward-looking statements contained in this offer, which speak only as of the date hereof. Advent disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Economic Risks

If the price of our common stock increases after the date on which your options are cancelled, your cancelled options might have been worth more than the new options that you have received in exchange.

        For example, if you cancel options with an exercise price of $27.00 per share, and the price of our common stock increases to $30.00 per share when the new options are granted, your new option will have a higher exercise price than the cancelled option.

If you participate in the offer, you will be ineligible to receive any additional option grants until June 5, 2003, at the earliest.

        Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer, you will not be eligible to receive any additional option grants until June 5, 2003, at the earliest.

If we are acquired by or merge with another company, your cancelled options might have been worth more than the new options that you receive in exchange for them.

        A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

If your employment terminates before we grant the new options, including as the result of a reduction-in-force or another company's acquisition of us, you will neither receive a new option nor have any of your cancelled options returned to you.

        Once we cancel the options that you elect to exchange, all of your rights under the options terminate. Accordingly, if your employment with Advent terminates for any reason, including as the result of a reduction-in-force or another company acquiring Advent, before the grant of the new options, you will have the benefit of neither the cancelled option nor any new option.

        Our revenues and operating results depend on the health of the economy and in particular on the health of the financial markets. The success of many of our clients and business partners is intrinsically linked to the health of the financial markets. During the second and third quarters of fiscal 2002, we believe that the demand for our products has been negatively affected by the current economic environment and downturns in the financial markets, and by pending and proposed regulatory activity in the financial services market. These factors have resulted in reduced revenue growth across the industry, longer sale cycles, deferral and delay of information technology projects and generally reduced expenditure for software related services. If this current environment continues, we may continue to experience a material adverse impact on our business, operating results and financial condition. As a consequence, we are continually reviewing our operating expenses and may undertake various measures to reduce our operating expenses, including a reduction-in-force. Should your employment be terminated as part of any such reduction in force, you will not have the benefit of either the cancelled option or any new option grant.

        If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

Tax-Related Risks for United States Residents

        Your new option may be a nonstatutory stock option, whereas your cancelled option may have been an incentive stock option.

        If your cancelled option is an incentive stock option granted under the 1992 Stock Plan, your new option will also be an incentive stock option, but only to the extent it qualifies under the U.S. Internal Revenue Code on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. It is possible that by participating in this exchange, your options will exceed this $100,000 limit and the excess will be treated as nonstatutory stock options. In general, nonstatutory stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer to exchange, and see the tax disclosure set forth in the prospectus for the 1992 Stock Plan.

        Even if you elect not to participate in the option exchange program, your incentive stock options may be affected.

        We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option.

Tax-Related Risks For Non-U.S. Residents

        If you are a resident or are otherwise subject to the tax laws of Australia, Denmark, Norway or Sweden, see below for the possible tax risks or tax considerations related to participating in this offer.

        Also included in this offer to exchange are short summaries of the general tax consequences of the offer in countries other than the United States. Please see Sections 15 through 18 of this offer to exchange, as applicable, for information regarding the tax consequences to you of participating in the offer. You should review the information carefully and consult your own tax advisor regarding your personal situation before deciding whether or not to participate in the offer.

Tax-Related Risks For Residents of Australia

        Under Australia's general tax principles, relinquishment of your old options in exchange for the right to receive new options at a later date ("new right") as a result of your employment with Advent or one of its affiliates is likely to result in you being assessable to taxation on the market value of the old options. Further tax consequences may arise in relation to the issue of the new rights. That is, the right to acquire new options at a later date as a result of your continuing employment with Advent or one of its affiliates.

        When you relinquish your old option, you will likely be taxed on the market value of the old options as at the date of the options' cancellation. Where you have not elected to be "taxed upfront" on the old options (that is, you did not elect to be assessed on the old options at the time they were granted to you), statutory rules under Australia's tax laws may apply to determine that market value. In some situations, those rules will provide that the market value of the old options is nil. This would make your taxable amount on cancellation of the old options, nil. The actual tax consequences which will result from the cancellation of the old options will depend on your individual circumstances.

        It is likely that you will be subject to taxation in relation to the grant of the new rights. The time at which, and amount on which, you should be assessed will depend on whether you make an election ("Election") to be taxed "upfront" (that is, at the time of acquisition of the new rights) in respect of the issue of new rights.

        You should be subject to taxation on the acquisition of the new right if you make an Election to that effect. Where such an Election is made, you should be assessed to taxation on the market value of the new rights less the market value of the old options at the time of cancellation. The market value of the old options for the purposes of this calculation may be different to the value used in determining your taxable amount on cancellation of the old options.

        Where the Election is not made, you should not be subject to taxation at the time of acquisition of the new rights. Instead, you should be subject to taxation at a later date, known as the "Cessation Time". The amount on which you will be subject to taxation at this time will differ depending on when you dispose of your new rights or options.

        Where the Cessation Time arises on cessation of your Advent employment or on exercise of the option, you should be assessed to taxation on the market value of the new option (or the share acquired as a result of exercising the new option) at Cessation Time less the sum of the consideration paid to acquire the new right and the exercise price of the new option (if the new option has been exercised).

        Where you dispose of the shares acquired as a result of exercising the new option in an arm's length transaction within 30 days after the Cessation Time, generally you should be taxed on the consideration you receive for the disposal less the sum of the consideration paid to acquire the new right and the exercise price of the new option.

        Please see Section 15 for a more detailed discussion of the potential tax consequences resulting from participation in the offer. The advice provided in this section and in Section 15 is general advice and does not take into account the individual circumstances of each participant. The actual tax consequences resulting from participation in the offer will differ depending on your individual circumstances. We strongly recommend that you consult with your personal tax advisor prior to participating in the option exchange program.

Tax-Related Risks For Residents of Denmark

        Under general tax principles in Denmark, you will likely be subject to income tax at the time of cancellation of your old options if you choose to participate in the exchange offer. The taxable amount will be the value of the new option less the amount you paid for the old option (which will be zero). The value of the new option will most likely be calculated in accordance with a statutory formula, although the precise application of the formula in this context is uncertain.

        Additionally, if your old options were options for newly issued shares and the grant became unconditionally exercisable before January 1, 2001, the options were subject to tax at the time of the lapse of the conditions. Generally speaking, the option became unconditionally exercisable at vesting. The taxable value at vesting was normally calculated based on a formula prescribed by the Danish National Assessment Council. If your old options were already subject to tax at vesting and you decide to participate in the option exchange, you will probably be able to deduct the amounts on which you have already paid tax from the tax due on the new options.

        Please see Section 16 for a more detailed discussion of the potential tax consequences of participation in the offer. We strongly recommend that you consult with your personal tax advisor prior to participating in the option exchange program.

Tax-Related Risks For Residents of Norway

        Under general tax principles in Norway, you will not be subject to current tax at the time of cancellation in Sweden if you elect to participate in the exchange offer. You will be subject to income tax when you exercise the new option and capital tax when you sell the shares. Please see Section 17 for a more detailed discussion of the potential tax consequences of participation in the exchange offer. We strongly recommend that you consult your personal tax advisor prior to participating in the option exchange program.

        We believe you will not be subject to current tax in Norway if you elect not to participate in the option exchange program.

Tax-Related Risks For Residents of Sweden

        Under general tax principles in Sweden, you will not be subject to current tax at the time of cancellation in Sweden if you elect to participate in the option exchange program. You will be subject to tax when you exercise the new option (or if you move abroad) and when you sell the shares. Please see Section 18 for a more detailed discussion of the potential tax consequences of participation in the offer. We strongly recommend that you consult with your personal tax advisor prior to participating in the option exchange program.

        We believe you will not be subject to tax in Sweden if you elect not to participate in the option exchange program, unless you exercise the original options.

Tax-Related Risks For Tax Residents of Other Non-U.S. Countries

        If you are a resident of, or subject to tax in, the United States, Australia, Denmark, Norway or Sweden but are also subject to the tax laws in another country (including one of the countries listed above), you should be aware that there may be other tax and social insurance consequences that may apply to you. You should be certain to consult your own tax advisor to discuss these consequences.

Business-Related Risks

        Our Operating Results Fluctuate Significantly and We May Not Be Able to Maintain Our Historical Growth Rates.

        Licenses into multi-user networked environments have increased both in individual size and number, and the timing and size of individual license transactions are becoming increasingly important factors in quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable. We may not be successful in closing large license transactions such as these on a timely basis or at all. Accordingly, because revenues from large licenses are increasing as a portion of our net revenues, the timing of such licenses could cause additional variability in our quarterly operating results. Software product backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. Our expense levels are based in significant part on our expectations of future revenues and therefore are relatively fixed in the short term. Due to the fixed nature of these expenses combined with the relatively high gross margin historically achieved by us on products and services, an unanticipated decline in net revenues in any particular quarter is likely to disproportionately adversely affect our operating results.

        We have often recognized a substantial portion of each quarter's license revenues in the last month, weeks or even days of that quarter. As a result, the magnitude of quarterly fluctuations in revenue or earnings may not be evident until late in or after the close of a particular quarter and a disruption late in the quarter may have a disproportionately large negative impact on our quarterly results.

        Both of these factors impacted our results in the second and third quarters of fiscal 2002 and may continue to impact our results. Additionally, in June 2002, we announced that we would begin to offer term licenses as an alternative to the perpetual licenses we have previously sold. Although we believe that this will give us more predictable revenue in the long term, it may potentially decrease our revenues in the short term as some clients make the shift from perpetual to term and therefore we recognize less revenue at the beginning of the contract.

        Because of the above factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

        Our stock price has fluctuated significantly since our initial public offering in November 1995. Like many companies in the technology and emerging growth sector, our stock price may be subject to wide fluctuations, particularly during times of high market volatility. If net revenues or earnings in any quarter fail to meet the investment community's expectations, our stock price is likely to decline. In addition, our stock price may be affected by trends in the financial service sector and by broader market trends unrelated to our performance.

        Our Sales Cycle Is Long and We Have Limited Ability to Forecast the Timing and Amount of Specific Sales.

        Because the purchase of our software products often requires significant, executive-level investment and systems architecture decisions by prospective customers, we must generally engage in a relatively lengthy sales effort. These transactions may be delayed during the customer decision process because we must provide a significant level of education to prospective customers regarding the use and benefit of our products. As a result, the sales cycle associated with the purchase of our software products is typically between two and twelve months depending upon the size of the client, though it can be considerably longer, and is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal selection procedures, among other factors. As a result of a lengthy and unpredictable sales cycle, we have limited ability to forecast the timing and amount of specific sales. The timing of large individual sales is especially difficult to forecast. As a result, there can be no assurance that we will be successful in closing large license transactions on a timely basis or at all. In addition, customers may postpone their purchases of our existing products or product enhancements in advance of the anticipated introduction of new products or product enhancements by us or our competitors or due to economic conditions. Because our expenses are generally relatively fixed in the near term, any shortfall from anticipated revenues could result in significant variations in our operating results from quarter to quarter.

        We Depend Heavily on Our Product, Axys.

        In 2001, 2000, and 1999, and to date in 2002, we derived a majority of our net revenues from the licensing of Axys, part of our Advent Office suite, and related applications and services. In addition, many of our other applications, such as Moxy, Qube and various data interfaces were designed to operate with Axys to provide an integrated solution. As a result, we believe that a majority of our net revenues, for the foreseeable future, will depend upon continued market acceptance of Axys, enhancements or upgrades to Axys and related products and services.

        We Depend upon Financial Markets.

        The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products. In addition, a slowdown in formation of new investment firms or a decline in the growth of assets under management would cause a decline in demand for our products. We believe that the economic downturn in the financial markets negatively impacted the demand for our products in the second and third quarters of fiscal 2002, and that a continuing downturn could have a material adverse effect on our business and results of operations.

        Difficulties in Integrating Our Acquisitions Could Adversely Impact Our Business and We Face Risks Associated With Potential Acquisitions, Investments or Divestitures.

        In 2001, we completed acquisitions of Rex Development Partners, L.P., NPO Solutions, Inc., certain assets of ManagerLink.com LLC and our Scandinavian distributors located in Norway, Sweden and Denmark. In 2002, we completed the acquisition of Kinexus Corporation, Techfi Corporation and Advent Hellas, our Greek distributor. Our acquisition of Kinexus Corporation is our largest acquisition to date, and the number of acquisitions completed in 2001 and 2002 is unprecedented for us.

        The complex process of integrating Kinexus and our other acquisitions has required and will continue to require significant resources, particularly in light of our relative inexperience integrating acquisitions. Integrating these acquisitions has been and will continue to be time consuming, expensive and disruptive to our business. This integration process has strained our managerial controls, and has resulted in the diversion of management and financial resources from our core business objectives. Failure to achieve the anticipated benefits of these acquisitions or to successfully integrate the operations of these entities could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from these acquisitions because of the following significant challenges:

  •
  expected synergy benefits from these acquisitions, such as lower costs or increased revenues, may not be realized or may be realized more slowly than anticipated, particularly with regard to costs associated with a reduction in headcount and facilities;

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  potentially incompatible cultural differences between the companies;

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  incorporating these companies' technologies and products into our current and future product lines;

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  geographic dispersion of operations and the complexities of international operations;

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  integrating the technical teams of these companies with our engineering organizations;

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  generating market demand for an expanded product line;

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  integrating the products of these companies with our business, because we do not have distribution, manufacturing, marketing or support experience for these products;

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  the difficulty of leveraging our combined technologies and capabilities across all product lines and customer bases; and

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  our inability to retain previous customers or employees of these entities.

        We have incurred and expect to continue to incur significant costs and commit significant management time integrating the operations, technology, development programs, products, information systems, customers and personnel of these acquisitions. These costs have been and will likely continue to be substantial and include costs for:

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  integrating and reorganizing operations, including combining teams, facilities and processes in various functional areas;

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  identifying duplicative or redundant resources and facilities, developing plans for resource consolidation and implementing those plans;

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  fees and expenses of professionals and consultants involved in completing the integration process;

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  settling existing liabilities of these companies;

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  uncovering through our audit process new issues reflected on the companies' financial statements;

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  costs associated with vacating, subleasing and closing facilities;

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  employee relocation, redeployment or severance costs;

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  integrating technology and products; and

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  other transaction costs associated with the acquisition, including financial advisor, attorney, accountant and exchange agent fees.

        We may make additional acquisitions of complementary companies, products or technologies in the future, which would further exacerbate these issues. In addition, we continually evaluate the performance of all our products and product lines and may sell or discontinue current products or product lines. Failure to achieve the anticipated benefits of any future acquisition or divestiture could also harm our business, results of operations and cash flows. Furthermore, we may have to incur debt, write-off investments, infrastructure costs or other assets, incur severance liabilities, write-off impaired goodwill or other intangible assets or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders' ownership. Finally, we may not identify suitable businesses to acquire or negotiate acceptable terms for acquisitions.

        Difficulties We May Encounter Managing a Substantially Larger Business Could Adversely Affect Our Operating Results.

        Our business has grown in recent years through both internal expansion and acquisitions, and that growth along with any continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. For example, during the 2001 and 2002, we acquired Rex Development Partners, L.P., NPO Solutions, Inc., certain assets of ManagerLink.com LLC, our Scandinavian and Greek distributors (located in Norway, Sweden, Denmark and Greece), Kinexus Corporation and Techfi Corporation. Further, our headcount increased from 481 employees at December 31, 1998 to 837 employees at December 31, 2001 and 972 at September 30, 2002. To manage our growth effectively, we must continue to improve and expand our infrastructure, including operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. In addition, our revenues may not grow at a sufficient rate to absorb the costs associated with a larger overall headcount. Integrating our recent acquisitions will complicate these tasks.

        Writing Off Investments Could Harm Our Results of Operations

        In addition, we have made loans to and investments in privately held companies which we classify as "other assets" on our balance sheet. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. Due to these and other factors, we have previously determined, and may in the future determine, that the value of these investments is impaired, which has caused and would cause us to write down the stated value of these investments such as the write-off of our investments in Encompys and MyCFO. Further, we cannot assure you that future investment, license, fixed asset or other asset write-downs will not happen, particularly if the current economic downturn continues. If future write-downs do occur, they could harm our business and results of operations.

        General Economic Conditions May Reduce Our Revenues.

        We believe that the market for large management software systems may be negatively impacted by a number of factors, including reductions in capital expenditures by large customers; poor performance of major financial markets, and increasing competition. Those factors may, in turn, give rise to a number of market trends, which we experienced in the second and third quarters of fiscal 2002, that may slow revenue growth across the industry, including longer sales cycles, deferral or delay of information technology projects and generally reduced expenditures for software and related services, and increased price competition. If the current economic slowdown continues, the presence of these factors in the market for large management software systems will likely materially adversely affect our business and results of operations.

        Business Interruptions Could Adversely Affect Our Business.

        Our operations are exposed to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control. Additionally, we are vulnerable to interruption caused by political and terrorist incidents. For example, our facilities in New York were temporarily closed due to the September 11, 2001 terrorist attacks. Immediately after the terrorist attacks, our clients who were located in the World Trade Center area were concentrating on disaster recovery rather than licensing additional software components, while the grounding of transportation impeded our ability to deliver professional services at client sites. Additionally, during the temporary closure of the U.S. stock markets, our clients did not use our market data services. Such interruptions could affect our ability to sell and deliver products and services and other critical functions of our business and could seriously harm us. Further, such attacks could cause instability in the financial markets upon which we depend.

        We Are Continuing to Expand Our Internet Based Enabled Solutions, such as Advent TrustedNetwork and Wealthline.

        To take advantage of the Internet, we are continuing to develop solutions to bring internet-based products and services to our clients. As we develop these new products and services, we have entered, and will continue to enter, into development agreements and other agreements with information providers, clients or other companies in order to accelerate the delivery of new products and services, such as our relationship with Microsoft for Wealthline. We may not be successful in marketing our internet services or in developing other internet services or maintaining these relationships. Additionally, we may not be successful in being able to replace our current technology with new technology. Our failure to do so could seriously harm our business. In addition, we cannot assure you that there will not be disruptions in internet services beyond our control or that of our third party vendors. Any such disruptions could harm our business.

        Security Risks and Concerns May Deter the Use of the Internet for Conducting Business.

        A significant barrier to commerce and communications over public networks is the secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the internet. Computer viruses could be introduced into our systems or those of our customers or other third parties, which could disrupt or make it inaccessible to customers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if our security is breached.

        We Face Risks Related to Our New Business Areas.

        We have expanded in recent periods into a number of new business areas to foster long-term growth including international operations, strategic alliances, and Advent TrustedNetwork. These areas are still relatively new to our product development and sales personnel. New business areas require significant management time and resources prior to generating significant revenues and may divert management from our core business. There is no assurance that we will compete effectively or will generate significant revenues in these areas. The success of our ability to develop and market new internet based products and services, such as Advent TrustedNetwork, and Wealthline, is difficult to predict because it represents a new area of business for our entire industry. Additionally, to help manage our growth, we will need to continually improve our operational, financial, management and information systems and controls.

        We Expect Our Gross and Operating Margins May Fluctuate over Time.

        We expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new products, change our professional services organization and associated revenue, continue to hire and acquire additional personnel and increase other expenses to support our business. Because these expenses are relatively fixed in the short term, a fluctuation in revenue could lead to operating results differing from expectations.

        We Must Continue to Introduce New Products and Product Enhancements.

        The market for our products is characterized by rapid technological change, changes in customer demands and evolving industry standards. As a result, our future success will continue to depend upon our ability to develop new products or product enhancements that address the future needs of our target markets and to respond to these changing standards and practices. We may not be successful in developing, introducing and marketing new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may result in client dissatisfaction and delay or loss of product revenues. If we are unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or client requirements, or if new products or new versions of existing products do not achieve market acceptance, our business would be seriously harmed. In addition, our ability to develop new products and product enhancements is dependent upon the products of other software vendors, including certain system software vendors, such as Microsoft Corporation, database vendors and development tool vendors. If the products of such vendors have design defects or flaws, or if such products are unexpectedly delayed in their introduction, our business could be seriously harmed. Software products as complex as those offered by us may contain undetected defects or errors when first introduced or as new versions are released. Although we have not experienced adverse effects resulting from any software errors, we cannot assure you that, despite testing by us and our clients, defects or errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could seriously harm our business.

        If Our Relationship with Interactive Data Is Terminated, Our Business May Be Harmed.

        Many of our clients use our proprietary interface to electronically retrieve pricing and other data from Interactive Data. Interactive Data pays us a commission based on their revenues from providing this data to our clients. Our software products have been customized to be compatible with their system and this software would need to be redesigned if their services were unavailable for any reason.

Termination of our agreement with Interactive Data would require at least two years notice by either us or them, or 90 days in the case of material breach. If our relationship with Interactive Data were terminated or their services were unavailable to our clients for any reason, replacing these services could be costly and time consuming.

        We Face Intense Competition.

        The market for investment management software is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Our competitors include providers of software and related services as well as providers of timeshare services.

        Our competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors like us. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. In addition, we also face competition from potential new entrants into our market that may develop innovative technologies or business models. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

        We Face Challenges in Expanding Our International Operations.

        We market and sell our products in the United States and, to a lesser extent, internationally. In November 1998, we purchased an independent distributor in Australia which markets and licenses our products in Australia. In addition, we entered into a distributor relationship in 1999 with Advent Europe, an independent distributor of our products in selected European markets. In November 2001, we acquired the Norwegian, Swedish, and Danish companies of this independent distributor and in September 2002, we purchased their Greek subsidiary. In order to further expand our international operations, we will need to continue to establish additional facilities, acquire other businesses or enter into additional distribution relationships in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our establishment of facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including:

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  The impact of recessions in economies outside the United States;

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  Greater difficulty in accounts receivable collection and longer collection periods;

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  Unexpected changes in regulatory requirements;

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  Difficulties in successfully adapting our products to the language, regulatory and technology standards of other countries;

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  Difficulties and costs of staffing and managing foreign operations;

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  Reduced protection for intellectual property rights in some countries;

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  Potentially adverse tax consequences; and

  •
  Political and economic instability.

        The revenues, expenses, assets and liabilities of our international subsidiaries are primarily denominated in local currencies. We have not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure. Future fluctuations in currency exchange rates may adversely affect revenues from international sales and the U.S. dollar value of our foreign subsidiaries' revenues, expenses, assets and liabilities. Our international revenues from our distributors are generally denominated in local foreign currencies.

        Undetected Software Errors or Failures Found in New Products May Result in Loss of or Delay in Market Acceptance of Our Products That Could Seriously Harm Our Business.

        Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or a delay in market acceptance, which could seriously harm our business.

        If We Are Unable to Protect Our Intellectual Property We May Be Subject to Increased Competition That Could Seriously Harm Our Business.

        Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We have registered trademarks for many of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and with our resellers and customers. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business.

        Litigation may be necessary to protect our proprietary technology. This litigation may be time-consuming and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent that may be issued to us or other intellectual property rights of ours.

        We Must Retain Key Employees and Recruit Qualified Technical and Sales Personnel.

        We believe that our success will depend on the continued employment of our senior management and key technical personnel, none of whom has an employment agreement with us. Our Chief Financial Officer has announced his intent to retire at some point in the future. Additionally, our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical, sales and other personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. Competition for qualified engineers, particularly in Northern California and the San Francisco Bay Area, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could seriously harm our business. We may also be required to create additional performance and retention incentives in order to retain our employees, including the granting of additional stock options to employees at current prices or issuing incentive cash bonuses. Such incentives may either dilute our existing stockholder base or result in unforeseen operating expenses, which may cause our stock price to fall.

THE OFFER

1.    Eligibility.

        You are an "eligible employee" if you are an employee of Advent or one of our subsidiaries on the date hereof who lives and works in the United States, Australia, Denmark, Norway and Sweden on the date hereof and you remain employed by us or one of our subsidiaries through the date on which the options elected to be exchanged are cancelled. Members of our board of directors and executive officers are not eligible to participate in the offer, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer. Our directors and executive officers are listed on Schedule A to this offer to exchange.

        To receive a new option, you must remain employed by us or one of our subsidiaries through the new option grant date, which is the date on which the new options are granted, and which will be the first business day that is at least six months and one day after the cancellation date. If we do not extend the offer, the new option grant date will be June 5, 2003. If, for any reason, you do not remain an employee of Advent or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without a good reason, or die or we terminate your employment, with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled. Your employment with Advent or one of our subsidiaries will remain "at-will" and can be terminated by you or us at any time, with or without cause or notice.

2.    Number of options; expiration date.

        Subject to the terms and conditions of the offer, we will accept outstanding, unexercised options with exercise prices equal to or greater than $20.00 per share that are held by eligible employees and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date and exchange them for new options. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged.

        Each option grant that you elect to exchange must be for the entire portion that is outstanding and unexercised. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of an option that you have partially exercised. As a result, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant.

        For example and except as otherwise described below, if you hold (1) an eligible option to purchase 1,000 shares at $20.00 per share, 700 of which you have already exercised, (2) an eligible option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an eligible option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:

  •
  your first option covering 300 remaining unexercised shares,

  •
  your second option covering 1,000 shares,

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  your third option covering 2,000 shares,

  •
  two of your three options,

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  all three of your options, or

  •
  none of your options.

        These are your only choices in the above example. You may not, for example, elect to exchange your first option with respect to only 150 shares, or any other partial amount, under that grant or less than all of the shares under the second and third option grants.

        If you elect to exchange any of your options, then you must elect to exchange all of your options that were granted to you since April 30, 2002, even if those options have exercise prices below $20.00 per share or were granted to you while you served as a consultant or were otherwise not an employee, and would otherwise be ineligible for exchange. For example, if you received an option grant in January 2001 and a grant in May 2002 and you want to exchange your January 2001 option grant, you also would be required to exchange your May 2002 option grant. This includes all options granted to you between the commencement of this offer on November 1, 2002 and the expiration date.

        Subject to the terms of this offer, and upon our acceptance of your properly tendered options, your old options will be cancelled and we will issue you a promise to grant new options to purchase 0.80 shares of Advent common stock for each share of Advent common stock underlying your exchanged options. Your new options will be granted on the first business day that is at least six months and one day after the cancellation date of your old options. Fractional shares will be rounded up to the nearest whole share. The number of new option shares that you receive will also be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. All new options will be subject to the terms of the option plan under which they are granted, and to a new option agreement between you and us. Generally, each new option will be granted under the same option plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. You must sign the new option agreement before receiving a new option. The forms of option agreement under each plan are incorporated by reference to the Schedule TO with which this offer to exchange has been filed.

        The expiration date for the offer will be 5:00 p.m., Pacific Time, on December 3, 2002, unless we extend the offer. We may, in our discretion, extend the period of time during which the offer will remain open, in which event the expiration date shall refer to the latest time and date at which the extended offer expires. See Section 15 of this offer to exchange for a description of our rights to extend, terminate and amend the offer.

3.    Purpose of the offer.

        We issued the outstanding options to:

  •
  provide our eligible employees with additional performance incentives and to promote the success of our business, and

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  encourage our eligible employees to continue their service to Advent.

        The offer provides an opportunity for us to offer our eligible employees a valuable incentive to stay with us and continue to work to promote the success of our business. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares, which options commonly are referred to as being "underwater." By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employees and thereby maximize stockholder value. However, because we will not grant new options until the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of our current outstanding options.

        In addition, the exchange ratio used in this offer will decrease the total number of options outstanding and will benefit stockholders by decreasing stockholder dilution.

        We chose to make this offer instead of simply granting more options for a number of reasons. Because of the large number of outstanding underwater options, granting additional options covering the same number of shares of common stock as the outstanding eligible options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and therefore our current reserves must be conserved for ongoing grants and new hires.

        Subject to the above, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation involving Advent;

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  any purchase, sale or transfer of a material amount of our assets;

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  any material change in our present dividend rate or policy, or our indebtedness or capitalization;

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  any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

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  any other material change in our corporate structure or business;

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  our common stock being delisted from the Nasdaq National Market or not being authorized for quotation in an automated quotation system operated by a national securities association;

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  our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the Exchange Act);

  •
  the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

  •
  the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities; or

  •
  any change in our charter or bylaws, or any actions that may impede the acquisition of control of us by any person.

        Neither we nor our board of directors makes any recommendation as to whether you should accept this offer and elect to exchange your options, nor have we authorized any person to make any such recommendation. If you are one of the affected individuals, you should not participate in this program. For all other employees, you are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether or not to elect to exchange your options.

4.    Procedures for electing to exchange options.

  Proper Election to Exchange Options.

        To validly elect to exchange your options through the offer, you must, in accordance with the instructions of the election form, properly complete, execute and deliver the election form to us via facsimile (fax number (415) 777-0794) or by hand to Irv Lichtenwald at Advent Software, Inc., 301 Brannan Street, 6th Floor, San Francisco, CA 94107, along with any other required documents. Irv Lichtenwald must receive the properly completed election forms before the expiration date. The expiration date will be 5:00 p.m., Pacific Time, on December 3, 2002, unless we decide to extend the offer.

        If you elect to exchange any options through this offer, you must also elect to exchange all options that we granted to you since April 30, 2002. Even if you submit an election form but fail to list the options that are required to be elected to be exchanged, they automatically will be tendered for exchange under this offer.

        If you submit an election form, and then decide that you would like to elect to exchange additional options, you must submit a new election form to Irv Lichtenwald by the expiration date. This new election form must be signed and dated after your original election form and must be properly completed. This new election form must also list all of the options that you wish to tender for exchange, because your original election form will no longer be valid.

        THE DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS AND ANY WITHDRAWAL FROM, IS AT YOUR RISK. WE INTEND TO CONFIRM THE RECEIPT OF YOUR ELECTION FORM AND/OR ANY WITHDRAWAL FORM WITHIN TWO (2) BUSINESS DAYS; IF YOU HAVE NOT RECEIVED SUCH A CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT YOUR ELECTION FORM AND/OR ANY WITHDRAWAL FORM HAS BEEN RECEIVED BY US.

        However, our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice by press release or e-mail. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect to be December 4, 2002.

        Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.

        We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept all properly tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

  Our acceptance constitutes an agreement.

        Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your options elected to be exchanged by you through the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

        In order to administer this offer, we must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the offer. By submitting an election form or a withdrawal form, you agree to such collection, use and transfer of your personal data by us and the third parties assisting us with the offer, but only for the purpose of administering your participation in this offer. By submitting an election form or a withdrawal form, you also acknowledge and agree that:

  •
  the parties receiving this data may be located outside of your country, and the recipient's country may have different data privacy laws and protections than the United States,

  •
  the data will be held only as long as necessary to administer and implement the program,

  •
  you can request from us a list of the parties that may receive your data,

  •
  you can request additional information about how the data is stored and processed, and

  •
  you can request that the data be amended if it is incorrect.

        You can withdraw your consent to the collection, use and transfer of your data by contacting us. You should note, however, that if you withdraw your consent, it might affect your ability to participate in this option exchange program. Please contact us if you have any questions.

5.    Withdrawal rights and change of election.

        You may withdraw any options that you previously elected to exchange only in accordance with the provisions of this section.

        You may withdraw options that you previously elected to exchange at any time before 5:00 p.m., Pacific Time, on December 3, 2002. If we extend the offer beyond that time, you may withdraw your options at any time until the extended expiration of the offer.

        In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on December 31, 2002, you may withdraw your options at any time thereafter.

        To validly withdraw some or all of the options that you previously elected to exchange, you must deliver to Irv Lichtenwald via facsimile (fax number (415) 777-0794) or by hand, in accordance with the procedures listed in Section 4 above, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options.

        You may not rescind any withdrawal, and any options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date. To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Irv Lichtenwald before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form and after your withdrawal form. It must be properly completed and it must list all of the options you wish to tender for exchange.

        If you do not wish to withdraw any options from the offer, but would like to elect to tender additional options for exchange, you must submit a new election form to Irv Lichtenwald before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form. It must be properly completed and it must list all of the options you wish to tender for exchange.

        Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Our determination of these matters will be final and binding.

        THE DELIVERY OF ALL DOCUMENTS, INCLUDING ANY WITHDRAWAL FORMS AND ANY NEW ELECTION FORMS, IS AT YOUR RISK. WE INTEND TO CONFIRM THE RECEIPT

OF YOUR WITHDRAWAL FORM AND/OR ANY ELECTION FORM WITHIN TWO (2) BUSINESS DAYS; IF YOU HAVE NOT RECEIVED SUCH A CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT YOUR WITHDRAWAL FORM AND/OR ANY ELECTION FORM HAS BEEN RECEIVED BY US.

6.    Acceptance of options for exchange and issuance of new options.

        Under the terms and conditions of the offer and promptly following the expiration date, we will accept for exchange and cancel eligible options properly elected for exchange and not validly withdrawn before the expiration date. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of this offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the date of our acceptance, which we anticipate to be December 4, 2002. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made by press release. Subject to our rights to terminate the offer, discussed in Section 19 of this offer to exchange, we currently expect that we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn.

        You will be granted a new option on the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options.

        Therefore, subject to the terms and conditions of this offer, if your options are properly elected to be exchanged by 5:00 p.m., Pacific Time, on December 3, 2002, the scheduled expiration date of the offer, and are accepted for exchange by us and cancelled on December 4, 2002, you will be granted a new option on June 5, 2003. If we accept and cancel options properly tendered for exchange after December 4, 2002, the date on which the new options will be granted will be similarly delayed. Promptly after we accept and cancel options tendered for exchange, we will issue to you a promise to grant stock option. The promise to grant stock option will evidence our binding commitment to grant a stock option to you on a date no earlier than June 5, 2003 covering the number of shares you would be entitled to under this offer, provided that you remain an employee of Advent or one of our subsidiaries through the date on which the grant is to be made.

        Subject to the terms of the offer and upon our acceptance of your properly tendered options, you will be entitled to receive new options to purchase 0.80 shares of Advent common stock for each share of Advent common stock underlying your exchanged options. Fractional shares shall be rounded up to the nearest whole share. The number of shares covered by your new option is subject to adjustments for any stock splits, subdivisions, combinations, stock dividends and similar events that occur between the cancellation date and the new option grant date.

        If, for any reason, you are not an employee of Advent, one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been cancelled pursuant to this offer.

        If we accept options you elect to exchange in the offer, we will defer granting to you any other options for which you otherwise may be eligible before the new option grant date. Consequently, we will not grant you any new options until at least six months and one day after any of your options have been cancelled. We will defer granting you these other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to these interim option grants as a result of the offer.

        Options that you choose not to elect to exchange or that we do not accept for exchange retain their current exercise price and will remain outstanding until they are exercised in full or expire by their terms.

7.    Conditions of the offer.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

  •
  there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer,

  •
  any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us,

  •
  there shall have occurred:

  –
  any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in the over-the-counter market in the United States,

  –
  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

  –
  any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

  –
  in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Index or the Standard & Poor's 500 Index from the date of commencement of the exchange offer,

  –
  the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer, or

  –
  if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer,

  •
  as the term "group" is used in Section 13(d)(3) of the Exchange Act:

  –
  any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the exchange offer,

  –
  any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares, or

    –
    any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of eligible options,

  •
  there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer,

  •
  a tender or exchange offer, other than this exchange offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed,

  •
  any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business, financial condition, assets, income, operations, prospects or stock ownership,

  •
  any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us, or

  •
  any rules or regulations by any governmental authority, the National Association of Securities Dealers, the Nasdaq, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to Advent, any of which might require, or be deemed to require, stockholder approval of the 1998 Nonstatutory Stock Option Plan.

        If any of the above events occur, we may:

  •
  terminate the exchange offer and promptly return all tendered eligible options to tendering holders,

  •
  complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended exchange offer expires,

  •
  amend the terms of the exchange offer, or

  •
  waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

        The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.    Price range of shares underlying the options.

        The shares underlying your options currently are traded on the Nasdaq National Market under the symbol "ADVS." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq.

	High	Low
Fiscal Year 2002
Quarter ended September 30, 2002	$25.95	$11.44
Quarter ended June 30, 2002	58.79	20.90
Quarter ended March 31, 2002	62.17	44.41
Year 2001
Quarter ended December 31, 2001	56.50	35.45
Quarter ended September 30, 2001	65.05	28.60
Quarter ended June 30, 2001	67.93	34.94
Quarter ended March 31, 2001	58.13	33.25
Year 2000
Quarter ended December 31, 2000	70.77	36.06
Quarter ended September 30, 2000	75.50	50.94
Quarter ended June 30, 2000	64.50	37.63
Quarter ended March 31, 2000	63.31	30.94

        On October 29, 2002, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq, was $13.74 per share.

        We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept the offer.

9.    Source and amount of consideration; terms of new options.

  Consideration.

        We will issue new options in exchange for eligible outstanding options properly elected to be exchanged by you and accepted by us for such exchange. Generally, each new option will be granted under the same option plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. All new options will be subject to a new stock option agreement between you and us. Subject to any adjustments for stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date and subject to the other terms and conditions of the offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase 0.80 shares of our common stock for each share of our common stock underlying your old option. If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, we would be obligated to grant new options to purchase a total of approximately 2,666,204 shares of our common stock, or approximately 8.15% of the total shares of our common stock outstanding as of October 23, 2002.

  Terms of New Options.

        Generally, each new option will be granted under the same plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options. The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights. Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and the cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date. This means that the new option will be fully vested six months later than the exchanged option was scheduled to be fully vested.

        Generally, the new options granted in exchange for old options will be of the same type, but with some exceptions. If your exchanged options under the 1992 Stock Plan are incentive stock options for purposes of the U.S. Internal Revenue Code, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. If your exchanged options are nonstatutory stock options for purposes of the U.S. Internal Revenue Code, your new options will also be nonstatutory stock options.

        In addition, you should note that because we will not grant new options until the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange, your new option may have a higher exercise price than some or all of the options that you elect to exchange.

        The following description summarizes the material terms of our 1992 Stock Plan, 1998 Nonstatutory Stock Option Plan and 2002 Stock Plan. Unless we need to distinguish between each of these plans, we will refer to each as a plan and together, as the plans. Our statements in this offer to exchange concerning each plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the plans, and the forms of option agreement under the plans. Please contact us at Advent Software, Inc., 301 Brannan Street, 6th Floor, San Francisco, CA 94107, Attention: Irv Lichtenwald (telephone: (415) 645-1261), to receive a copy of any of the plans, and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

  1992 Stock Plan.

        The 1992 Stock Plan permits the granting of incentive stock options and nonstatutory stock options, and the issuance of stock. The 1992 Stock Plan was terminated in August 2002, as it was due to expire that same month. As of October 23, 2002, there were 6,256,997 shares subject to options outstanding under our 1992 Stock Plan. No new options will be granted under the 1992 Stock Plan, whether under this exchange offer or otherwise.

  1998 Nonstatutory Stock Option Plan.

        The 1998 Nonstatutory Stock Option Plan permits the granting of nonstatutory stock options, but does not permit the granting of incentive stock options. As of October 23, 2002, there were 113,267 shares subject to options outstanding under our 1998 Nonstatutory Stock Option Plan, and 11,777 shares remained available for issuance under our 1998 Nonstatutory Stock Option Plan.

  2002 Stock Plan.

        The 2002 Stock Plan permits the granting of incentive stock options and nonstatutory stock options, and the issuance of stock. As of October 23, 2002, there were no shares subject to options outstanding under our 2002 Stock Plan, and 493,944 shares remained available for issuance under our 2002 Stock Plan.

  General Terms of the Plans.

        Each plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the plans, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

  Term.

        Options generally have a term of 10 years. Each new option to be granted through this offer will have a term equal to the scheduled remaining term of the corresponding exchanged options that were cancelled.

  Termination of Employment Before the New Option Grant Date.

        If, for any reason, you are not an employee of Advent or one of our subsidiaries or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without good reason, or die, or we terminate your employment, with or without cause, before the date on which we grant the new options, you will not receive anything for the options that you tendered and which we cancelled.

  Termination of Employment After the New Option Grant Date.

        In the event that either you or we terminate your employment after receiving a new option grant for any reason other than death or permanent and total disability you may exercise your option within the time specified in your option agreement, or if no time is specified, you may in most cases exercise your option within three months after termination, but only to the extent that you are entitled to exercise it at termination. If your employment terminates because of your disability or death, you or your personal representatives, heirs or legatees generally may exercise any option held by you on the date of your termination, to the extent that it was exercisable immediately before termination, within the time frame specified in your option agreement, or if no time is specified, for twelve months following termination.

  Exercise Price.

        Generally, the administrator determines the exercise price at the time the option is granted. For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq on the date of grant. Accordingly, we cannot predict the market price of the new options. Your new options may have a higher exercise price than some or all of your current options.

  Vesting and Exercise.

        Each stock option agreement specifies the term of the option and the date on which the option becomes exercisable. The administrator determines the terms of vesting. Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date. This means that the new option will be fully vested six months later than the exchanged option was scheduled to be fully vested.

        For example, a new option to purchase 800 shares of our common stock granted on the scheduled new option grant date of June 5, 2003 in exchange for a cancelled option to purchase 1000 shares with a grant date and vesting commencement date of December 4, 2001 that had a vesting schedule of 20% after 12 months from the original vesting commencement date and 1/60 monthly thereafter, will vest as follows:

  •
  160 of the shares subject to the new option will be vested on June 5, 2003 (the same number of shares as was vested under the exchanged option as of the cancellation date, December 4, 2002),

  •
  an additional 13.33 shares subject to the new option will vest each month thereafter until the new option is fully vested, in all cases subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

  Adjustments Upon Certain Events.

        Events Occurring before the New Option Grant Date.    If we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. As a result, you may receive options for more or fewer shares of the acquiror's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

        The new options for the purchase of an acquiror's stock will have an exercise price equal to the fair market value of the acquiror's stock on the new option grant date. If the acquiror's stock was not traded on a public market, the fair market value of the acquiror's stock may be determined in good faith by the acquiror's board of directors, and the exercise price of the new options would reflect that determination. If we merge or consolidate with or are acquired by another entity, options that are not tendered for exchange may receive a lower or higher exercise price, depending on the terms of the transaction, than those options that are tendered for exchange.

        Regardless of any such merger or acquisition, the new option grant date will be the first business day that is at least six months and one day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase Advent common stock before the effective date of the merger or acquisition.

        You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger, consolidation or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of Advent would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not Advent common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger, consolidation or acquisition and sell their Advent common stock before the effective date.

        If a change in our capitalization, such as a stock split, subdivision, combination, stock dividend or other similar event, occurs after the cancellation date but before the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

        Events Occurring after the New Option Grant Date.    If a change in our capitalization, such as a stock split, subdivision, combination, stock dividend or other similar event, occurs after the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

        If we liquidate or dissolve, your outstanding options will terminate immediately before the consummation of the liquidation or dissolution. The administrator may, however, provide for the acceleration of the exercisability of any option.

        Each plan provides that if we merge with another corporation, or if we sell substantially all of our assets, or, in the case of the 2002 Stock Plan, if there is a change in control of Advent (as such term is defined in the 2002 Stock Plan), each option will be assumed by the successor corporation or an equivalent option right, shares or other consideration equivalent to the consideration payable with respect to the outstanding common stock in connection with the event may be substituted for the option by our board of directors or the successor corporation as appropriate. If an option is not so assumed or substituted for, the vesting of the option will accelerate, the option will become fully vested and exercisable, and the administrator will provide notice of such acceleration. Optionholders will have fifteen days following the date of notice of acceleration to exercise their options, at the end of which period the options will terminate.

  Transferability of Options.

        New options may not be transferred, other than by will or the laws of descent and distribution, unless the administrator indicates otherwise in your option agreement. In the event of your death, any person who acquires the right to exercise the option by bequest or inheritance may exercise issued options.

  Registration of Shares Underlying Options.

        All of the shares of common stock issuable under the eligible plans and eligible agreements have been or will be registered under the Securities Act of 1933, as amended (the Securities Act) on registration statements on Form S-8 filed with the SEC. All the shares issuable upon exercise of all new options to be granted before the offer have been or will be registered under the Securities Act. Unless you are one of our affiliates, you will be able to sell the shares issuable upon exercise of your new options free of any transfer restrictions under applicable U.S. securities laws.

  U.S. Federal Income Tax Consequences.

        You should refer to Section 14 of this offer to exchange for a discussion of the U.S. federal income tax consequences of the new options and the options tendered for exchange, as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

  Income Tax Consequences Outside the United States.

        If you are a resident of or are otherwise subject to the tax laws in Australia, Denmark, Norway or Sweden, you should refer to Sections 15 through 18 of this offer to exchange, respectively, for a discussion of the income tax consequences of electing to exchange options as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are subject to the tax laws of one of these countries, but also are subject to the tax laws of another country, you should be aware that there may be other tax and social insurance consequences which may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.  Information concerning Advent.

        Our principal executive offices are located at 301 Brannan Street, 6th Floor, San Francisco, CA 94107, and our telephone number is (415) 543-7696. Questions regarding this option exchange should be directed to Irv Lichtenwald at Advent at telephone number (415) 645-1261.

        We are a leading provider of Enterprise Investment Management solutions that automate and integrate mission-critical functions of investment management organizations through software products, services and data integration. Our solutions enable organizations of all sizes to run their business more effectively, enhance client service and performance, and improve productivity and communication throughout their organization.

        Advent Office™, our suite of integrated products, addresses the demand to automate the entire range of investment management functions, including portfolio management, client relationship management, trade order management, data warehousing, partnership accounting, reconciliation management, and web-based portfolio, performance and analytic reporting. Advent Office contains Axys®, Moxy®, Advent Partner®, REX™, Advent Custodial Data™, Advent Warehouse®, Qube®, MyAdvent™, Advent Browser Reporting®, and Advent Corporate Actions™.

        The financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference. Please see Section 21 of this offer to exchange entitled, "Additional Information," for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

        We had a book value per share of $11.86 at June 30, 2002.

        The following table sets forth our ratio of earnings (loss) to fixed charges for the periods specified:

	Fiscal Year Ended December 31,
			Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
	2000	2001
Ratio of earnings (loss) to fixed charges	24.73	23.18	(20.64)	(0.36)

        The ratio of earnings (loss) to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and issuance costs on all indebtedness, and the estimated portion of rental expense deemed by Advent to be representative of the interest factor of rental payments under operating leases.

11.  Interests of directors and officers; transactions and arrangements concerning the options.

        A list of our directors and executive officers is attached to this offer to exchange as Schedule A. Directors and executive officers may not participate in the offer, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer. As of October 23, 2002, our executive officers and directors (12 persons) as a group beneficially owned options outstanding under our 1992 Stock Plan to purchase a total of 1,944,011 of our shares, which represented approximately 31.07% of the shares subject to all options outstanding under the 1992 Stock Plan as of that date. As of the same date, our executive officers and directors as a group beneficially owned no options under our 1998 Nonstatutory Stock Option Plan or 2002 Stock Plan. Executive officers and directors as a group beneficially owned options outstanding under all of the above-referenced stock plans to purchase a total of 1,944,011 of our shares, which represented approximately 30.52% of the shares subject to all options outstanding under these plans as of that date.

        The table below sets forth the beneficial ownership of each of our executive officers and directors of options outstanding under the 1992 Stock Plan and the 1998 Nonstatutory Stock Option Plan as of October 23, 2002. The percentages in the table below are based on the total number of outstanding options under the 1992 Stock Plan and the 1998 Nonstatutory Stock Option Plan (i.e., whether or not eligible for exchange) to purchase shares of our common stock, which is 6,370,264 as of October 23, 2002. The executive officers and directors noted on the table are not eligible to participate in the Offer, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer.

Name	Position	Number of Shares Covered by Outstanding Options Granted Under the Eligible Plans	Percentage of Total Outstanding Options Under the Eligible Plans
Stephanie G. DiMarco	Chairman of the Board	450,000	7.06%
Peter M. Caswell	President, Chief Executive Officer and Director	492,738	7.73
Lily S. Chang	Executive Vice President and Chief Technology Officer	271,521	4.26
Collin A. Cohen	Executive Vice President, Corporate and New Business Development	137,000	2.15
John Geraci(1)	Executive Vice President, Eastern General Manager	225,000	3.53
Irv Lichtenwald	Executive Vice President, Chief Financial Officer and Secretary	167,752	2.63
Dan Nye(1)	Executive Vice President, Western Operations	200,000	3.14
Frank H. Robinson	Director	—	*
Wendell G. Van Auken	Director	—	*
William F. Zuendt	Director	—	*
Monte Zweben	Director	—	*

*
Less than 1%

(1)
Eligible to participate in the exchange offer

        Neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock under the plans, or in transactions involving our common stock during the past 60 days before and including October 23, 2002.

12.  Status of options acquired by us in the offer; accounting consequences of the offer.

        Options that we acquire through the offer that were granted under the 1998 Nonstatutory Stock Option Plan will be cancelled and the shares subject to those options will be returned to the pool of shares available for grants of new awards under that plan. Options that we acquire through the offer that were granted under the 1992 Stock Plan will be cancelled and the shares subject to those options will be added to the pool of shares available for grants of new awards under the 2002 Stock Plan. To the extent shares returning to the plans are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants, respectively, without further stockholder action, except as required by applicable law or the rules of the Nasdaq or any other securities quotation system or any stock exchange on which our shares are then quoted or listed.

        If we were to grant the new options under a traditional stock option repricing, in which an employee's current options would be immediately repriced, or on any date that is earlier than six months and one day after the date on which we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards and will avoid these accounting charges. As a result, we believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer.

13.  Legal matters; regulatory approvals.

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any Nasdaq listing requirements that would be required for the acquisition or ownership of our options as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7 of this offer to exchange.

        If we are prohibited by applicable laws or regulations from granting new options on the new option grant date, which is expected to be June 5, 2003, we will not grant any new options. Except as described below, we are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the new option grant date we will not grant any new options and you will not receive any other compensation for the options you tendered.

14.  Material U.S. federal income tax consequences.

        The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. If you are a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

        Option holders who exchange outstanding options for new options should not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

        Generally, the new options granted in exchange for old options will be of the same type, but with some exceptions.

        If your exchanged options under the 1992 Stock Plan are incentive stock options for purposes of the U.S. Internal Revenue Code, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the new option exercise price. The excess value is deemed to be a nonstatutory stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

        If your exchanged options are nonstatutory stock options for purposes of the U.S. Internal Revenue Code, your new options will also be nonstatutory stock options.

        We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

  Incentive Stock Options.

        Under current law, an option holder will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder's alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of an option holder's death or disability, if an option is exercised more than three months after the option holder's termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonstatutory stock options.

        If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

  •
  at least 2 years after the date the incentive stock option was granted, and

  •
  at least 1 year after the date the incentive stock option was exercised.

        If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the option shares on the date the option was exercised over the exercise price will be taxable income to the option holder at the time of the disposition.

        Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than 1 year after the option was exercised.

        Unless an option holder engages in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

        If exchanged options are incentive stock options granted under the 1992 Stock Plan, the new options replacing them will be granted as an incentive stock option to the maximum extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a nonstatutory stock option.

        You should note that there is a risk that any incentive stock options you have may be affected, even if you do not participate in the exchange. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonstatutory stock option.

  Nonstatutory Stock Options.

        If exchanged options are nonstatutory stock options for purposes of the U.S. Internal Revenue Code, the new options replacing them and the stand-alone option agreements will also be nonstatutory stock options.

        Under current law, an option holder will not realize taxable income upon the grant of a nonstatutory stock option. However, when an option holder exercises the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

        We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

        We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

15.  Material income tax consequences and certain other considerations for employees who are tax residents of Australia.

        The following is a general summary of some of the potential Australian tax consequences arising from the cancellation of your old options in exchange for the right to be granted new options. This summary is general in nature. It does not discuss all of the tax consequences that may be relevant to you taking into account your particular circumstances. This advice is not intended to be applicable in all respects to all categories of option holders. In addition, tax laws can change frequently and, occasionally, these changes occur on a retrospective basis. All option holders should discuss the offer, and the tax consequences of accepting the offer as they relate to them individually, with their taxation or financial advisor before deciding whether to participate.

        This advice relates only to individuals who are residents of Australia for tax purposes. The information contained in this summary may not be applicable to you if you are a citizen or resident of another country for tax purposes. You should seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

        Option Exchange.    The relinquishment of your old options in exchange for the right to receive new options ("new right") should give rise to a taxable event. The amount on which you are assessed is likely to depend on the market value of the old option. In some cases, the value of the old option is determined using a statutory formula.

        Further tax consequences may arise in relation to the issue of the new rights.

        We now set out below a summary of some of the taxation issues which may arise on the:

  •
  Relinquishment of the old options; and

  •
  Issue of the new right and subsequent new option.

        Relinquishment of old options.    If you accept the offer and exchange your old options for the right to receive new options, you should be deemed to have disposed of your old options at the time of their cancellation, which gives rise to a taxable event. You will likely be taxed on the market value of the old options as at the date of the cancellation. Where you have not elected to be taxed "upfront" on the old options (that is, you did not elect to be assessed on the old options at the time they were granted to you), the statutory rules under Australia's tax laws may apply to determine that market value. In some situations, those rules will provide that the market value of the old options is nil. The actual tax consequences which will result from the cancellation of the old options will depend on your individual circumstances.

        Market Value of old options under statutory formula.    The market value of the old options at the time of cancellation determined under the statutory rule is the higher of:

  •
  the market value of the shares as at the date of cancellation less the exercise price; and

  •
  the value determined in accordance with a statutory formula. This value is based on the exercise price, market value of shares and the exercise period of the option.

        If the market value of the underlying shares of the old option at the time of relinquishment is less than 50% of the exercise price, the market value of the existing option under the statutory formula will be nil.

        The statutory formula may not be appropriate to determine the market value of the old options if you elected to be assessed on acquisition of the old options.

        Acquisition of new right.    The acquisition of the new right (that is, the right to receive new options as a result of your continuing employment with Advent or one of its affiliates after cancellation of the old options), should constitute the acquisition of a 'qualifying right' under an employee share option scheme.

        Accordingly, you should only be assessed on the acquisition of the new right where you make an election to that effect ("Election"). If you do not make an Election, you should be subject to taxation at a later date, known as the 'Cessation Time'.

  Election is Made—Taxed on grant of new right

        If you make the Election, you should be assessed to taxation when the new right is acquired. The amount on which you should be assessed is equal to the market value of the new right less the market value of the old options at the time of cancellation.

  No Election is Made—Taxed at 'Cessation Time'

        If you do not make the Election, you should be assessed to taxation in the year of income in which the earliest of the following occurs:

  •
  the time when you dispose of the new right or new option acquired pursuant to the new right (other than by exercising it);

  •
  the time when you ceased to be employed by any of Advent or one of its affiliates;

  •
  the time when the new option acquired pursuant to the new right is exercised; and

  •
  the expiration date of the new right.

        The earliest time at which one of these events occurs is your "Cessation Time" in relation to the new right or new option (or any share acquired on exercise of the new option).

        The amount on which you are assessed to taxation at your Cessation Time will differ depending on when you dispose of your new right or option (or any share acquired on exercise of the new option).

        You should be taxed:

            (i)  where the Cessation Time arises on cessation of your Advent employment or on exercise of the option, on the market value of the new right or new option (or the share acquired as a result of exercising the new option) at your Cessation Time less the sum of the consideration paid to acquire the new right and the exercise price of the new option (if the new option has been exercised); or

          (ii)  where you dispose of the new right or new option (or the share acquired as a result of exercising the new option) in an arm's length transaction within 30 days after your Cessation Time, generally you should be assessed to taxation on the consideration you receive for the disposal less the sum of the consideration paid to acquire the new right and the exercise price of the new option (if the new option has been exercised).

        The consideration paid to acquire the new right is likely to be the market value of the old option as at the date they were cancelled. The market value of the old option for the purposes of this calculation may be different to the value used in determining your taxable amount on cancellation of your old option.

        Withholding and Reporting.    Under Australia's current tax laws, employers should not be required to withhold any amount for tax purposes on exercise of any new option you obtain by exchanging your old option for a right to receive that new option at a later date. You will be responsible for reporting any assessable amount that results from any exercise of that new option and for paying any resulting tax liability.

16.  Material income tax consequences and certain other considerations for employees who are tax residents of Denmark.

        The following is a general summary of the income tax consequences and certain other considerations of the cancellation of old options and grant of new options for individuals subject to tax in Denmark. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor it is intended to be applicable in all respects to all categories of option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all option holders considering replacing their options to consult with their own tax or financial advisors.

        If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

        Original Option Grant.    If the options you originally received were options to purchase newly issued shares and the grant became unconditionally exercisable before January 1, 2001, the options were subject to tax at the time the lapse of the conditions and the options became exercisable. Generally speaking, the option became unconditionally exercisable at vesting. The taxable value at vesting was normally calculated based on a formula prescribed by the Danish National Assessment Council. If your old options were already subject to tax at vesting and you decide to participate in the option exchange, you will most likely be able to deduct the amounts on which you have already paid tax from the tax due on the new options (as assessed below).

        Option Exchange.    You will most likely be subject to tax as a result of the exchange of an old option for the right to receive a new option. The taxable amount will be the value of the new option less the amount you paid for the old option (which will be zero). The value of the new options will most likely be calculated in accordance with a statutory formula, although the precise application of the formula in this context is uncertain. Please consult with your tax advisor to determine your taxable amount.

        Grant of new option.    You will not be subject to tax when the new option is granted to you.

        Exercise of new option.    When you exercise the new option, you will be subject to tax on the difference between (i) the fair market value of the shares on the date of exercise and (ii) the exercise price less the possible value which was taxable upon cancellation of the old options.

        Sale of Shares.    If you acquire shares upon exercise, you will be subject to tax when you subsequently sell the shares. The taxable amount is the difference between the sale price and the fair market value on the date of exercise. If you hold quoted shares for less than three years, your gain will be taxed as capital gain income. If you hold quoted shares for three years or more, the gain is tax-free provided the fair market value of your total portfolio of quoted shares for the three years preceding the sale has not exceeded a specified amount, which is set at DKK125,100 (or DKK250,100 for married couples) for 2002 and DKK129,500 (or DKK258,900 for married couples) for 2003. If the threshold is exceeded, the gain is taxed as share income. Share income, which does not exceed DKK39,700 per year (or DKK79,400 for married couples) for 2002 or DKK41,100 per year (or DKK82,200 for married couples) for 2003 is taxed at a rate of 28%; share income exceeding the threshold is taxed at a rate of 43%. Losses may be deducted from gains on quoted shares owned in less than 3 years, if potential gains would have been taxable under the rules on shares owned less than 3 years and visa versa in respect to shares owned for 3 or more years.

        Withholding and Reporting.    Your employer is not required to withhold or report income tax or social insurance contributions at the time of exercise or sale. However, your employer is required to report the taxable amount to the Danish tax administration. It is your responsibility to pay any taxes (including social insurance taxes) resulting from the exercise of your new options, the sale of shares.

        Exchange Control Information.    If you make or receive payments in excess of DKK100,000 (a per transaction limit), the transaction should be reported to the Danish National Bank. If you instruct a local bank to transfer an amount in excess of DKK100,000 to a foreign recipient, it will then submit the relevant information to the Danish National Bank on your behalf. The local bank will request that you inform the reason for the transfer, if you transfer an amount in excess of DKK250,000. This information will also be submitted to the Danish National Bank on your behalf. Therefore, in most circumstances, the local bank involved in the transaction will satisfy the reporting obligation.

        In addition, if you establish a safety-deposit account (i.e., an account holding shares) or a deposit account (i.e., an account holding cash) abroad, you must report the account to the Danish National Bank. The form that should be used in this respect can be obtained from your local bank. (Please note that these obligations are separate from the obligations described below.)

        You may hold shares purchased in a safety-deposit account (e.g., a brokerage account) with either a Danish bank or with an approved foreign broker or bank. If the shares are held with a foreign broker or bank, you are required to inform the Danish Tax Administration about the safety-deposit account. For this purpose, you must file a Form V with the Danish Tax Administration. Both you and the broker or bank must sign the Form V. By signing the Form V, the broker or bank undertakes an obligation, without further request each year, to forward information to the Danish Tax Administration concerning the shares of the account. By signing the Form V, you authorize the Danish Tax Administration to examine the account.

        In addition, if you open a brokerage account (or a deposit account with a U.S. bank), the brokerage account (or bank account, as applicable) will be treated as a deposit account since cash can be held in the account. Therefore, you must also file a Form K with the Danish Tax Administration. Both you and the broker must sign the Form K. By signing the Form K, the broker undertakes an obligation, without further request each year, to forward information to the Danish Tax Administration concerning the content of the deposit account. By signing the Form K, you authorize the Danish Tax Administration to examine the account.

        If you use the cashless exercise for cash method of exercise, you are not required to file a Form V because you will not hold any shares. However if you open a deposit account with a foreign broker or bank to hold the cash proceeds, you are required to file a Form K as described above.

17.  Material income tax consequences and certain other considerations for employees who are tax residents of Norway.

        The following is a general summary of the income tax consequences and certain other considerations of the cancellation of old options and grant of new options for individuals subject to tax in Norway. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all option holders considering exchanging their options to consult their own tax or financial advisors.

        If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how tax or other laws in your country apply to your specific situation.

        Option Exchange.    The option exchange program will for taxation purposes be regarded as a lapse of the original option and vesting of a new option. We believe that it is unlikely that you will be subject to tax as a result of the exchange of an old option for the right to receive a new option.

        Grant of new option.    You will not be subject to tax when the new option is granted to you.

        Exercise of new option.    When you exercise the new option, you will be subject to tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. This gain will be taxed as employment income. The gain is also subject to social insurance contributions. The total tax can be up to 55,3 pst.

        You may be able to exclude 20% of the taxable gain, up to a limit of NOK1.500,—from your taxable income provided certain conditions are met. The main condition is that the option scheme has to be a general offer to all the employees in the company. Please consult your tax advisor to determine if the exclusion applies to you.

        It is possible for the employee to distribute the taxable income arising on exercise of the option over the duration period of the option. This may reduce the overall tax as it lowers the annual basis for surtax. The duration period of the option will be estimated from the date the new option is granted.

        Sale of Shares.    If you acquire shares upon the exercise of your new option, you will be subject to tax upon any capital gain (flat tax rate 28 pst.) when you subsequently sell the shares. Your taxable gain on the sale of shares will be the difference between the sale price and the fair market value on the date of exercise.

        Wealth Tax.    Any shares that you hold at the end of the year will be subject to Norwegian wealth tax based on the market value of the shares at that time. When the right to exercise the option is conditioned by maintenance of employment the new option will not be subject to wealth tax. Please consult your tax advisor to determine if your options are subject to wealth tax.

        Withholding and Reporting.    Under current laws, withholding and reporting for income tax and social insurance are required when you exercise your new option. Your employer will report the exercise of options to the Norwegian tax authorities. Moreover, your employer is required to estimate and report the fair market value of the shares and any benefit due on the exercise of the options. Your employer is also obliged to withhold income and social security taxes at the applicable tax event (i.e., presently at exercise).

        If the gain derived from the exercising of the option is substantial at the time the option is exercised this could imply tax exceeding your ordinary salary. If this is the case the employer is obliged to notify your local tax office. They will then subscribe a new advance tax to be paid. Please note that you should also report income from the option in your annual tax return.

        You will be responsible for paying any difference between the actual tax liability and the amount withheld or paid.

        It is very important that all relevant information regarding the exercise of your option and capital gain on the sale of shares is reported correctly in your tax return. If you maintain that the option is not subject to wealth tax, we recommend that you provide sufficient information in the tax return, enabling the tax authorities to assess your tax position.

        Entering or leaving Norway.    Special rules applies for employees entering or leaving Norway. If this is a likely scenario we recommend that you consult your tax advisor to determine if and how your options will be subject to Norwegian tax. At the moment options do not lead to immediate tax if you move abroad. Please note that the tax rules could be changed in the near future. The system will then most likely be that you are taxed (for the option you have vested) as if you have exercised those options when you moved abroad.

18.  Material income tax consequences and certain other considerations for employees who are tax residents of Sweden.

        The following is a general summary of the income tax consequences and certain other considerations of the cancellation of old options and grant of new options for individuals subject to tax in Sweden. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders since it is only applicable to options granted under the type of option plans that are usually implemented by American corporations, i.e. options that only become exercisable after a certain period of employment after the date of grant ("vesting") and that are not freely transferable. Furthermore, the discussion will not be applicable to options that vested prior to July 1, 1998. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all option holders considering replacing their options to consult with their own tax or financial advisors.

        If you are, have been a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

        Original Option Grant.    There are no tax consequences at the grant of the options.

        Option Exchange.    We do not believe that you will be subject to tax as a result of the exchange of an old option for new options.

        Grant of new option.    You will not be subject to tax when the new option is granted to you.

        Exercise of new option.    When you exercise the new option, you will be subject to tax and social insurance contributions on the difference between the fair market value of the shares on the date of exercise and the exercise price. If you have paid any amount for the options, the amount paid may be deducted against the amount of the taxable benefit.

        Move abroad.    If you move from Sweden you will be taxed for all options that have vested as if you have exercised those options when you moved abroad.

        Sale of Shares.    If you acquire shares upon exercise, you will be subject to tax when you subsequently sell the shares at a flat 30% rate (2002) on any capital gain received. The taxable capital gain amount is calculated as the difference between the sale price and the sum of the exercise price plus the income recognized when you exercised the option.

        Withholding and Reporting.    Your employer is required to withhold and report for income tax and social insurance contributions when you exercise your new option. You will be responsible for reporting to your employer that you have exercised your option and the taxable amount. You must make this report no later than the month after the exercise. The report is to be made in writing or by e-mail (or as the statute prescribes: "In another manner than orally"). The report is to contain information regarding when you exercised the options and the amount of the taxable benefit received by exercising the options.

19.  Extension of offer; termination; amendment.

        We expressly reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release or other public announcement no later than 6:00 a.m., Pacific Time, on the next business day after the previously scheduled expiration date.

        We also expressly reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this offer to exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

        The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing notes sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least ten business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer's period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

        For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

20.  Fees and expenses.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

21.  Additional information.

        This offer to exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

        1.    Our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the SEC on August 12, 2002;

        2.    Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2002, filed with the SEC on May 15, 2002;

        3.    Our current report on Form 8-K filed with the SEC on April 30, 2002;

        4.    Our annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on March 15, 2002;

        5.    Our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on March 14, 2002;

        6.    Our current report on Form 8-K filed with the SEC on March 1, 2002; and

        7.    The description of the common stock in our Registration Statement on Form 8-A filed with the SEC on October 6, 1995 under Section 12(g) of the Exchange Act.

        These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

        Each person to whom a copy of this offer to exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Advent Software, Inc. 301 Brannan Street, 6th Floor, San Francisco, CA 94107, Attention: Irv Lichtenwald, or telephoning Irv Lichtenwald at (415) 645-1261.

        As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

        The information contained in this offer to exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

22.  Financial statements.

        Attached as Schedule B to this offer to exchange are our Condensed Consolidated Balance Sheets, Statements of Operations and Statements of Cash Flows as of and for the three and nine months ended September 30, 2002, which were included with our press release dated October 15, 2002 announcing our results for the third quarter of fiscal 2002. Attached as Schedule C to this offer to exchange are our unaudited financial statements that are included in our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the SEC on August 12, 2002. Attached as Schedule D to this offer to exchange are our audited financial statements that are included in our annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on March 15, 2002. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 21 of this offer to exchange.

23.  Miscellaneous.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

        We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this offer to exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                      Advent Software, Inc.

November 1, 2002

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF ADVENT SOFTWARE, INC.

        The executive officers and directors of Advent Software, Inc. and their positions and offices as of October 23, 2002, are set forth in the following table:

Name	Position and Offices Held
Stephanie G. DiMarco	Chairman of the Board
Peter M. Caswell	President, Chief Executive Officer and Director
Lily S. Chang	Executive Vice President and Chief Technology Officer
Collin A. Cohen	Executive Vice President, Corporate and New Business Development
John Geraci	Executive Vice President, Eastern General Manager
Irv Lichtenwald	Executive Vice President, Chief Financial Officer and Secretary
Dan Nye	Executive Vice President, Western Operations
Frank H. Robinson	Director
Wendell G. Van Auken	Director
William F. Zuendt	Director
Monte Zweben	Director

        The address of each executive officer and director is: c/o Advent Software, Inc., 301 Brannan Street, 6th Floor, San Francisco, CA 94107.

        The directors or executive officers listed on this Schedule A are not eligible to participate in this option exchange program, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer.

A-1

SCHEDULE B

CONDENSED CONSOLIDATED BALANCE SHEETS,
STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS
AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002,
INCLUDED WITH THE PRESS RELEASE DATED OCTOBER 15, 2002 ANNOUCING
ADVENT SOFTWARE, INC.'S THIRD QUARTER RESULTS

ADVENT SOFTWARE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2002	December 31, 2001
	(unaudited)	(audited)
ASSETS
Current assets:
Cash, cash equivalents, and short-term investments	$172,526	$288,550
Accounts receivable, net	22,784	49,930
Prepaid expenses and other	9,167	9,451
Deferred income taxes	17,365	10,935

Total current assets	221,842	358,866
Fixed assets, net	27,691	26,090
Other assets, net	168,270	68,719

Total assets	$417,803	$453,675

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,045	$2,408
Accrued liabilities	14,115	13,520
Deferred revenues	29,047	25,907
Income taxes payable	1,437	5,767

Total current liabilities	47,644	47,602
Long-term liabilities	4,852	1,684

Total liabilities	52,496	49,286
Stockholders' equity:
Common stock	341	342
Additional paid-in capital	291,610	317,548
Retained earnings	73,490	86,621
Cumulative other comprehensive income	(134)	(122)

Total stockholders' equity	365,307	404,389

Total liabilities and stockholders' equity	$417,803	$453,675

ADVENT SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
Revenues:
License and development fees	$9,193	$17,563	$44,238	$55,245
Maintenance and other recurring	21,690	17,416	64,887	48,691
Professional services and other	4,227	4,226	14,050	13,897

Net revenues	35,110	39,205	123,175	117,833

Cost of revenues:
License and development fees	1,843	1,655	5,319	4,797
Maintenance and other recurring	5,829	4,258	16,624	12,240
Professional services and other	1,526	1,421	5,044	4,542

Total cost of revenues	9,198	7,334	26,987	21,579

Gross margin	25,912	31,871	96,188	96,254

Operating expenses:
Sales and marketing	16,589	13,754	48,863	38,745
Product development	10,293	6,914	29,247	19,045
General and administrative	5,344	3,777	15,145	10,668
Amortization of intangibles	2,880	1,472	7,392	3,527
Purchased In-Process R&D	1,450	—	1,450	—

Total operating expenses	36,556	25,917	102,097	71,985

Income (loss) from operations	(10,644)	5,954	(5,909)	24,269
Interest income and other expense, net	(1,786)	1,501	(8,055)	4,763

Income (loss) before income taxes	(12,430)	7,455	(13,964)	29,032
Provision for (benefit from) income taxes	(4,102)	2,535	(833)	9,870

Net income (loss)	$(8,328)	$4,920	$(13,131)	$19,162

Net income (loss) per share data:
Basic
Net income (loss) per share	$(0.25)	$0.15	$(0.39)	$0.61

Shares used in per share calculations	32,910	32,768	33,590	31,548

Diluted:
Net income (loss) per share	$(0.25)	$0.14	$(0.39)	$0.55

Shares used in per share calculations	32,910	36,163	33,590	34,724

ADVENT SOFTWARE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net income (loss)	$(8,328)	$4,920	$(13,131)	$19,162
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash stock compensation	50	37	(2)	111
Depreciation and amortization	4,990	3,166	13,445	7,819
In process research and development	1,450	—	1,450	—
Provision for doubtful accounts	1,550	1,653	4,712	4,015
Other than temporary loss on investments	3,124	—	13,316	—
(Gain) loss on investments	532	—	342	—
Deferred income taxes	(122)	—	(365)	—
Other	57	45	(373)	373
Cash provided by (used in) operating assets and liabilities:
Accounts receivable	10,167	(2,206)	18,067	(5,971)
Prepaid and other current assets	(44)	(3,709)	2,114	(6,258)
Accounts payable	(624)	138	(1,053)	208
Accrued liabilities	(2,401)	582	(4,637)	(347)
Deferred revenues	(1,643)	54	(2,985)	994
Income taxes payable	(5,165)	2,275	(6,273)	7,815

Net cash provided by operating activities	3,593	6,955	24,627	27,921

Cash flows provided by (used in) investing activities:
Net cash used in acquisitions including payments of net assumed liabilities	(28,435)	—	(90,095)	(15,181)
Acquisition of fixed assets	(1,300)	(2,873)	(4,207)	(6,597)
Purchases of other investments	—	(684)	(10,060)	(12,988)
Proceeds from other investments	136	—	1,967	—
Purchase of short-term marketable securities	(30,761)	(95,880)	(97,009)	(127,158)
Sales and maturities of short-term marketable securities	93,583	53,265	143,444	74,110
Deposits and other	828	(1,322)	(1,779)	171

Net cash provided by (used in) investing activities	34,051	(47,494)	(57,739)	(87,643)

Cash flows provided by (used in) financing activities:
Proceeds from issuance and exercise of warrants	—	—	2	5,000
Common stock repurchased	(16,336)	(10,500)	(49,667)	(10,500)
Proceeds from issuance of common stock	316	141,240	13,446	152,253
Repayment of capital leases	29	—	29	—

Net cash provided by (used in) financing activities	(15,991)	130,740	(36,190)	146,753
Effect of exchange rate changes on cash and cash equivalents	35	—	181	—

Net increase, decrease in cash and cash equivalents	21,688	90,201	(69,121)	87,031
Cash and cash equivalents at beginning of period	75,986	93,817	166,795	96,987

Cash and cash equivalents at end of period	97,674	184,018	97,674	184,018
Short-term investments	74,852	108,897	74,852	108,897

Total cash, cash equivalents and short-term investments	$172,526	$292,915	$172,526	$292,915

SCHEDULE C

FINANCIAL STATEMENTS OF ADVENT SOFTWARE, INC.
INCLUDED IN ITS QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTER ENDED JUNE 30, 2002

ADVENT SOFTWARE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2002	December 31, 2001
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$75,986	$166,794
Short-term investments	138,434	121,756
Accounts receivable, net	34,445	49,930
Prepaid expenses and other	9,290	9,451
Deferred income taxes	16,301	10,935

Total current assets	274,456	358,866
Fixed assets, net	28,322	26,090
Other assets, net	142,731	68,719

Total assets	$445,509	$453,675

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,161	$2,408
Accrued liabilities	14,174	13,520
Deferred revenues	28,664	25,907
Income taxes payable	6,614	5,767

Total current liabilities	52,613	47,602
Long-term liabilities	4,977	1,684

Total liabilities	$57,590	$49,286

Stockholders' equity:
Common stock	350	342
Additional paid-in capital	305,788	317,548
Retained earnings	81,818	86,621
Cumulative other comprehensive loss	(37)	(122)

Total stockholders' equity	387,919	404,389

Total liabilities and stockholders' equity	$445,509	$453,675

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADVENT SOFTWARE, INC.
CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
Revenues:
License and development fees	$12,035	$20,596	$35,045	$37,682
Maintenance and other recurring	21,689	16,337	43,197	31,275
Professional services and other	5,144	5,003	9,823	9,671

Net revenues	38,868	41,936	88,065	78,628

Cost of revenues:
License and development fees	1,694	1,642	3,476	3,142
Maintenance and other recurring	5,494	4,101	10,795	7,982
Professional services and other	1,933	1,549	3,518	3,121

Total cost of revenues	9,121	7,292	17,789	14,245

Gross margin	29,747	34,644	70,276	64,383

Operating expenses:
Sales and marketing	16,904	12,903	32,274	24,991
Product development	9,863	6,205	18,954	12,131
General and administrative	5,013	3,362	9,801	6,891
Amortization of intangibles	2,645	1,390	4,512	2,055

Total operating expenses	34,425	23,860	65,541	46,068

Income (loss) from operations	(4,678)	10,784	4,735	18,315
Interest income and other expense, net	(7,930)	1,645	(6,269)	3,262

Income (loss) before income taxes	(12,608)	12,429	(1,534)	21,577
Provision for (benefit from) income taxes	(496)	4,225	3,269	7,335

Net income (loss)	$(12,112)	$8,204	$(4,803)	$14,242

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	$784	$(139)	$345	$(11)
Foreign currency translation adjustments	(251)	30	(260)	(29)

Comprehensive income (loss)	$(11,579)	$8,095	$(4,718)	$14,202

Net income (loss) per share data:
Basic:
Net income (loss) per share	$(0.35)	$0.26	$(0.14)	$0.46

Shares used in per share calculations	34,650	31,160	34,503	30,931

Diluted:
Net income (loss) per share	$(0.35)	$0.24	$(0.14)	$0.41

Shares used in per share calculations	34,650	34,719	34,503	34,437

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADVENT SOFTWARE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2002	2001
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,803)	$14,242
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash stock compensation	(52)	74
Depreciation and amortization	9,518	4,653
Provision for doubtful accounts	3,163	2,362
Other than temporary loss on investments	10,192	—
(Gain) loss on investments	(190)	—
Deferred income taxes	(244)	—
Other	(430)	328
Cash provided by (used in) operating assets and liabilities:
Accounts receivable	7,900	(3,765)
Prepaid and other current assets	1,096	(2,549)
Accounts payable	(430)	71
Accrued liabilities	(2,235)	(929)
Deferred revenues	(1,342)	940
Income taxes payable	(1,108)	5,540

Net cash provided by operating activities	21,034	20,967

Cash flows used in investing activities:
Net cash used in acquisitions including payments of net assumed liabilities	(61,660)	(15,181)
Acquisition of fixed assets	(2,907)	(3,724)
Purchases of other investments	(10,060)	(12,304)
Proceeds from sales of other investments	1,831	—
Purchase of short-term marketable securities	(66,248)	(31,278)
Sales and maturities of short-term marketable securities	49,861	20,845
Deposits and other	(2,607)	1,493

Net cash used in investing activities	(91,790)	(40,149)

Cash flows provided by (used in) financing activities:
Proceeds from issuance and exercise of warrants	2	5,000
Common stock repurchased	(33,331)	—
Proceeds from issuance of common stock	13,130	11,013

Net cash provided by (used in) financing activities	(20,200)	16,013

Effect of exchange rate changes on cash and cash equivalents	148	(1)

Net decrease in cash and cash equivalents	(90,808)	(3,170)

Cash and cash equivalents at beginning of period	166,794	96,987

Cash and cash equivalents at end of period	$75,986	$93,817

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$3,979	$1,656

Unrealized loss on marketable securities, net of tax	$(344)	$(11)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ADVENT SOFTWARE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.    Basis of Presentation

        The condensed consolidated financial statements include the accounts of Advent Software, Inc. ("Advent") and its wholly owned subsidiaries. We have eliminated all significant intercompany balances and transactions.

        We prepared the condensed consolidated financial statements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") applicable to interim financial information. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in these interim statements pursuant to such SEC rules and regulations. We recommend that these interim financial statements be read in conjunction with the audited financial statements and related notes included in our 2001 Annual Report on Form 10-K filed with the SEC. Interim results are not necessarily indicative of the results to be expected for the full year.

        In our opinion, the condensed consolidated financial statements include all adjustments necessary to present fairly the financial position and results of operations for each interim period shown.

2.    Accounting Policies

        In June 2002, we announced we would begin to offer term licenses as an alternative to the perpetual licenses we have previously sold. We recognize revenue for term licenses ratably over the period of the contract term.

        In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force (EITF) in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS 146, the Board acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect a significant impact on our financial position and results of operations for the adoption of SFAS 146.

3.    Net Income (Loss) Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
	(in thousands, except per share data)
Net income (loss)	$(12,112)	$8,204	$(4,803)	$14,242

Reconciliation of shares used in basic and diluted per share calculations
Basic
Weighted average common shares outstanding	34,650	31,160	34,503	30,931

Basic net income (loss) per share	$(0.35)	$0.26	$(0.14)	$0.46

Diluted
Weighted average common shares outstanding	34,650	31,160	34,503	30,931
Dilutive effect of stock options	—	3,559	—	3,506
Shares used in diluted net income (loss) per share calculation	34,650	34,719	34,503	34,437

Diluted net income (loss) per share	$(0.35)	$0.24	$(0.14)	$0.41

Antidilutive options outstanding excluded from the computation of EPS	2,169	—	2,508	—

4.    Acquisitions

        On February 14, 2002, we acquired Kinexus Corporation of New York, New York. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets and liabilities acquired on the basis of their respective fair values on the acquisition date. The results of operations are included in the consolidated financial statements beginning on the acquisition date. In order to further increase our deployment of Advent TrustedNetwork, we acquired Kinexus at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $25.3 million.

        The total purchase price of approximately $45.5 million included cash of approximately $34 million, closing costs of $3 million and a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million. The fair value of the warrant was calculated using the Black-Scholes method using the following assumptions: fair value of common stock of $51.34 per share, interest rate of 3%, volatility of 65.9% and a dividend rate of zero. The warrant had an exercise price of $0.01 per share, was exercised in February 2002 and had a contractual term of one year. There is $3.8 million of additional contingent consideration that is held in escrow for 14 months, which if released will be recorded as additional goodwill. There is also a potential earn-out distribution to shareholders of up to $115 million over the next two years in cash or stock at the option of Advent under a formula based on revenues and expenses for the years ending December 31, 2002 and 2003, which if earned will be recorded as additional goodwill. As of June 30, 2002, there have been no payments or accruals related to this earn-out provision.

        In the quarter ended June 30, 2002, there was an adjustment to Kinexus goodwill and liabilities assumed decreasing both by approximately $4.1 million. We reduced the estimated liability assumed in connection with a vacant Kinexus facility located in downtown Manhattan within a few blocks of the World Trade Center site based on additional analysis on the local commercial rental market.

        The updated allocation of the purchase price to tangible and intangible assets and liabilities is summarized below (in thousands).

	Estimated Remaining Useful Life	Adjusted Balance June 30, 2002
Goodwill	$25,296
Existing technologies	3 Years	3,900
Existing technologies—internal	2 Years	498
Core technologies	3 Years	2,100
Trade name/trademarks	3 Years	600
Contracts and customer relationships	3 Years	9,400
Tangible assets		3,593
Net deferred tax assets		39,807
Liabilities assumed		(39,656)

Total Purchase Price		$45,538

        Liabilities assumed of $39.6 million include cash advances from Advent of $4.9 million, estimated change-in-control separation obligations of $11.1 million and remaining estimated long-term lease obligations of $4.1 million. The purchase price is subject to further refinement and change over the next year due primarily to assessing the liabilities assumed. The amount allocated to identifiable intangibles was determined based on management's estimates using established valuation techniques.

        The following pro forma supplemental information presents selected financial information as though the purchase of Kinexus had been completed as of the beginning of the periods being reported on and after giving effect to purchase accounting adjustments. The pro forma consolidated net income (loss) include certain pro forma adjustments, primarily the amortization of identifiable intangible assets, tax provision (benefit) adjustments on pro forma pre-tax income (loss) at a statutory tax rate of 41% and the elimination of interest income on cash used in the acquisition. The pro forma consolidated information below does not include acquisitions completed in 2001 as they were not material (in thousands, except earnings per share):

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Revenue	$38,868	$44,528	$88,541	$83,052
Net income (loss)	$(12,112)	$361	$(3,092)	$275
Basic net income (loss) per share	$(0.35)	$0.01	$(0.09)	$0.01
Diluted net income (loss) per share	$(0.35)	$0.01	$(0.09)	$0.01

5.    Other Assets

        Components of other assets were as follows (in thousands):

	Weighted-Average Amortization Period	June 30, 2002	December 31, 2001
Goodwill		$38,405	$12,650
Purchased technologies	4.4 years	15,000	10,600
Customer relationships	4.2 years	17,971	10,438
Other intangibles	4.6 years	950	637
Deferred tax assets		39,417	3,147
Long-term equity investments		14,791	17,905
Other		16,197	13,342

		$142,731	$68,719

        Interest income and other expense includes a charge of approximately $9 million during the quarter ended June 30, 2002 related to the write-down of our long-term equity investments, primarily our investment in Encompys, Inc. In May 2002, the Board of Directors of Encompys, Inc. informed us that it has decided to sell the assets of Encompys or wind down operations. Encompys was formed in April 2001 by Accenture, Microsoft, Compaq and the Bank of New York to provide an Internet-based straight-through-processing solution for the global asset management community.

        We recorded a benefit from income taxes of approximately $500,000 in the second quarter of 2002. This rate varies from the statutory rate primarily due to the write-off of Encompys, which is a capital loss and is only deductible to offset capital gains, which we do not anticipate. We anticipate an effective tax rate of 35% for the full fiscal year; however, our actual effective tax rate for the entire fiscal year could vary substantially depending on actual results achieved. We had an effective tax rate of 34% for fiscal year 2001.

        We adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" in the first fiscal quarter of 2002. SFAS 142 supercedes Accounting Principles Board Opinion No. 17 "Intangible Assets" and discontinues the amortization of goodwill. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The implied fair value of goodwill shall be determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the second quarter of 2002, we completed this first step of the transitional goodwill impairment test measured as of January 1, 2002.

This first test did not indicate impairment and, therefore, no changes were made based on the outcome of this testing. The second step of the transitional impairment test is not required.

        The changes in the carrying value of goodwill and intangible assets for the six months ended June 30, 2002 were as follows (in thousands):

	Gross	Accumulated Amortization	Net
Goodwill
Balance at December 31, 2001	$15,946	$(3,296)	$12,650
Additions	30,414	—	30,414
Acquisition and other adjustments	(4,659)	—	(4,659)

Balance at June 30, 2002	$41,701	$(3,296)	$38,405

Intangibles
Balance at December 31, 2001	$26,393	$(4,718)	$21,675
Additions	16,500	—	16,500
Amortization	—	(4,512)	(4,512)
Other adjustments	258	—	258

Balance at June 30, 2002	$43,151	$(9,230)	$33,921

        Additions to goodwill include $29.4 million related to the acquisition of Kinexus in February 2002, a net $0.8 million adjustment to the purchase price of our Scandinavian subsidiaries and $0.2 million additional consideration paid to the former NPO stockholders in connection with performance based earn-outs. The $30.4 million of acquisition and other adjustments are primarily the result of a revaluation of an assumed liability for a lease of a vacant Kinexus facility located in downtown Manhattan within a few blocks of the World Trade Center site.

        As of June 30, 2002, the estimated intangibles amortization expense for each calendar year ended December 31 is: $9.9 million for 2002; $10.3 million for 2003; $9.9 million for 2004; $5.1 million for 2005; $2.4 million for 2006; and $0.6 million thereafter. As the acquisitions of Techfi Corporation and the Greek distributor were not completed as of June 30, 2002, these amortization amounts do not include amortization of intangibles for these two companies.

        Net income (loss) on a pro forma basis, excluding goodwill amortization expense, would have been as follows (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net income (loss)
Reported net income (loss)	$(12,112)	$8,204	$(4,803)	$14,242
Add: goodwill amortization, net of tax	—	244	—	431

Adjusted net income (loss)	$(12,112)	$8,448	$(4,803)	$14,673

Basic income (loss) per share
Reported net income (loss)	$(0.35)	$0.26	$(0.14)	$0.46
Goodwill amortization	—	0.01	—	0.01
Adjusted net income (loss)	$(0.35)	$0.27	$(0.14)	$0.47

Shares used in per share calc	34,650	31,160	34,503	30,931

Diluted income (loss) per share
Reported net income (loss)	$(0.35)	$0.24	$(0.14)	$0.41
Goodwill amortization	—	—	—	0.02
Adjusted net income (loss)	$(0.35)	$0.24	$(0.14)	$0.43

Shares used in per share calc	34,650	34,719	34,503	34,437

6.    Stock Related

        In March 2001, Advent's Board of Directors authorized the repurchase of up to one million shares of outstanding common stock. On May 8, 2002 and June 28, 2002, the Board of Directors authorized the repurchase of an additional one million and two million shares, respectively. A total of 430,000 shares were repurchased in 2001. During the six months ended June 30, 2002, Advent repurchased 1,455,000 shares at an average price of $22.90 per share. The purchases may be made, from time to time, on the open market or in privately negotiated transactions and will be funded from available working capital. The repurchase program will allow us to help manage the dilution of our shares from our employee stock programs.

        In February and May 2002, the Board of Directors and the stockholders, respectively, approved the 2002 Stock Plan which includes an "evergreen" provision which adds an annual increase to the plan on the last day of the Company's fiscal year beginning in 2002 equal to the lesser of (i) 1,000,000 shares, (ii) 2% of the Company's outstanding shares on such date, or (iii) a lesser number of shares determined by the Board of Directors. The plan allows for the grant of options to purchase Common Stock to employees and consultants under substantially the same terms as the 1992 Stock plan described in our Annual Report on Form 10-K for the year ended December 31, 2001.

7.    Commitments and Contingencies

        A European distributor and its subsidiaries that operate in certain European locations have the exclusive right to sell our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. During this period the distributor also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins greater than 20% and specified customer satisfaction criteria. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiaries plus potential additional consideration equal to 50% of operating margins greater than 20% that are achieved in the two years subsequent to our acquisition. In addition, Advent has the right to purchase any one or any group of the distributor's subsidiaries under certain conditions. In the event these rights are exercised by Advent or the distributor, the purchase of these subsidiaries would principally result in an increase in intangible assets, goodwill and amortization of intangible assets. See Note 8 for further information on the purchase of the European distributor's Greek subsidiary.

        Our operating lease commitments after 2001 increased to $82 million for the years 2002 through 2012, cumulatively, primarily due to a new operating lease for additional facilities in San Francisco signed in 2002 and leases assumed in connection with the Kinexus acquisition. Approximately $8 million related to vacant Kinexus facilities was originally included in net liabilities assumed in February 2002. The recorded liability was later reduced by approximately $4 million in the quarter ended June 30, 2002 based on additional analysis on the local commercial rental market.

        On November 8, 2001, Charles Schwab & Co, Inc. ("Schwab") filed suit against us alleging claims for declaratory relief, anticipatory breach of contract and breach of the covenant of good faith and fair dealing, arising from our intention to cease maintenance of an existing software interface that allows institutional investment customers to download data received from Schwab's systems into our software product used by the investment customers. We intended to cease maintenance of the existing interface and to transition to a new, and what we believe to be improved, software interface (the "Advent Custodial Data" or "ACD" system).

        On May 6, 2002, we filed our answer to Schwab's complaint and filed a cross-complaint against Schwab for tortious interference with contractual relations, tortious interference with prospective business advantage, unfair competition in violation of the California Business and Professions Code, and common law unfair competition, arising from Schwab's intention to hire a third-party software firm to use Advent documentation to create a substitute for the point-to-point interface. See Note 8 for further information.

        From time to time we are subject to various other legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

8.    Subsequent Events

        In July 2002, we purchased all of the outstanding stock of Techfi Corporation for approximately $23.5 million in cash and acquisition costs and 70,000 option shares valued at approximately $2 million. The options were valued using the Black-Scholes method to determine fair value, have an exercise price of $17.39 per share, vest over 5 years, and expire in August 2012. Techfi was a privately held software, technology and services provider to the financial intermediary market. We expect to take a one-time write-off for in-process research and development of approximately $1.7 million during the third quarter of 2002, related to this acquisition.

        In August 2002, in accordance with our European distributor agreement (see Note 6), we agreed to purchase all the outstanding shares of an independent Greek distributor, Advent Hellas for approximately $6.6 million in cash and acquisition costs. In addition, in connection with this acquisition, we agreed to pay 50% of operating margins that exceed 20% for each of two one-year periods beginning September 1, 2002.

        On July 22, 2002, we settled our dispute with Schwab (see Note 7). Pursuant to the settlement agreement, Advent will extend maintenance of the point-to-point interface for licensed users through December 30, 2004 to be paid for by the licensed users. Concurrent with maintenance of the point-to-point interface, Advent and Schwab will fully support and continue to offer ACD service and will work together to further enhance the Schwab ACD interface. Advent and Schwab will cooperate to create an orderly transition from the point-to-point interface to ACD by year end 2004. Finally, Advent's ACD pricing for Schwab customers will not differ based on the custodial relationship of the advisor, and Schwab will not develop a substitute for the point-to-point interface. For additional information, please see Part II, Item 1.

        In July 2002, we repurchased an additional 900,000 shares under our stock repurchase program at an average price of $18.15 per share.

SCHEDULE D

FINANCIAL STATEMENTS OF ADVENT SOFTWARE, INC.
INCLUDED IN ITS ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2001

CONSOLIDATED FINANCIAL STATEMENTS
ADVENT SOFTWARE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$166,794	$96,987
Short-term marketable securities	121,756	55,445
Accounts receivable, net of allowance for doubtful accounts and returns reserves of $4,160 at 2001 and $2,143 at 2000	49,930	35,710
Prepaid expenses and other	9,451	4,462
Deferred income taxes	10,935	3,259

Total current assets	358,866	195,863

Property and equipment, net	26,090	22,351
Other assets, net	68,719	27,487

Total assets	$453,675	$245,701

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,408	$855
Accrued liabilities	13,520	10,224
Deferred revenues	25,907	21,078
Income taxes payable	5,767	2,712

Total current liabilities	47,602	34,869

Long-term liabilities:	1,684	1,231

Other liabilities
Total liabilities	49,286	36,100

Commitments and Contingencies (Note 6)
Stockholders' equity:
Preferred stock, $0.01 par value Authorized: 2,000 shares Issued and outstanding: none	—	—
Common stock, $0.01 par value Authorized: 120,000 shares Issued and outstanding: 34,043 shares at 2001 and 30,498 shares at 2000	342	305
Additional paid-in capital	317,548	154,070
Retained earnings	876,621	55,156
Cumulative other comprehensive income (loss)	(122)	70

Total stockholders' equity	404,389	209,601

Total liabilities and stockholders' equity	$453,675	$245,701

The accompanying notes are an integral part of these consolidated financial statements.

ADVENT SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Revenues:
License and development fees	$83,587	$66,063	$49,270
Maintenance and other recurring	67,699	50,121	38,239
Professional services and other	18,929	18,747	14,051

Net revenues	170,215	134,931	101,560

Cost of revenues:
License and development fees	6,497	5,330	3,602
Maintenance and other recurring	16,955	13,482	10,431
Professional services and other	6,190	6,112	5,292

Total cost of revenues	29,642	24,924	19,325

Gross margin	140,573	110,007	82,235

Operating expenses:
Sales and marketing	52,229	42,591	32,216
Product development	27,426	21,604	16,770
General and administrative	14,824	12,002	9,883
Amortization of intangibles	4,694	1,528	1,533

Total operating expenses	99,173	77,725	60,402

Income from operations	41,400	32,282	21,833
Interest and other income, net	6,273	6,768	4,596

Income before income taxes	47,673	39,050	26,429
Provision for income taxes	16,208	13,276	8,986

Net income	$31,465	$25,774	$17,443

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on marketable securities, net of reclassification adjustment	(196)	179	—
Foreign currency translations adjustment	4	(134)	25

Comprehensive income	$31,273	$25,819	$17,468

NET INCOME PER SHARE DATA
Diluted
Net income per share	$0.89	$0.75	$0.58
Shares used in per share calculations	35,383	34,237	30,324
Basic
Net income per share	0.98	$0.86	$0.64
Shares used in per share calculations	32,148	29,992	27,072

The accompanying notes are an integral part of these consolidated statements.

ADVENT SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 and 1999

	Common Stock				Cumulative Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Retained Earnings		Total Equity
	Shares	Amount
	(in thousands)
Balances, December 31, 1998	$24,627	$246	$47,990	$11,939	$—	$60,175
Exercise of stock options	921	9	5,256			5,265
Tax benefit from exercise of stock options			6,040			6,040
Common stock issued in Secondary offering, net	3,600	36	70,202			70,238
Common stock issued under employee stock purchase plan	102	1	1,472			1,473
Translation adjustment					25	25
Net income				17,443		17,443

Balances, December 31, 1999	29,250	292	130,960	29,382	25	160,659
Exercise of stock options	1,174	12	10,339			10,351
Tax benefit from exercise of stock options			10,435			10,435
Common stock issued under employee stock purchase plan	74	1	2,200			2,201
Stock-based compensation			136			136
Unrealized gain (loss) on marketable securities, net of tax and reclassification adjustment					179	179
Translation adjustment					(134)	(134)
Net income				25,774		25,774

Balances, December 31, 2000	30,498	305	154,070	55,156	70	209,601
Exercise of stock options	1,356	13	15,408			15,421
Tax benefit from exercise of stock options			16,807			16,807
Common stock issued under employee stock purchase plan	69	2	2,907			2,909
Stock-based compensation			148			148
Common stock issued in Secondary offering, net	2,550	26	138,014			138,040
Common stock repurchased and retired	(430)	(4)	(14,806)			(14,810)
Warrant			5,000			5,000
Unrealized gain (loss) on marketable securities, net of tax and reclassification adjustment					(196)	(196)
Translation adjustment					4	4
Net income				31,465		31,465

Balances, December 31, 2001	$34,043	$342	$317,548	$86,621	$(122)	$404,389

The accompanying notes are an integral part of these consolidated statements.

ADVENT SOFTWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
Cash flows from operating activities:
Net income	$31,465	$25,774	$17,443
Adjustments to reconcile net income to net cash provided by operating activities:
Tax benefit from exercise of stock options	16,807	10,435	6,040
Depreciation and amortization	10,434	6,161	4,578
Provision for doubtful accounts and returns reserves	5,040	2,647	3,020
Other-than-temporary loss on investments	2,000	497	—
Deferred rent	453	407	287
Non-cash stock compensation	148	136	—
Deferred income taxes	(6,009)	(49)	(2,728)
Loss on disposal of assets	23	29	—
Cash provided by (used in) operating assets and liabilities:
Accounts receivable	(17,410)	(13,011)	(11,020)
Prepaid and other assets	(5,616)	(2,997)	(10,550)
Accounts payable	(432)	(316)	(608)
Accrued liabilities	933	2,317	1,692
Deferred revenues	2,364	3,885	2,718
Income taxes payable	2,799	(653)	(596)

Net cash provided by operating activities	42,999	35,262	10,276

Cash flows from investing activities:
Net cash used in acquisitions, net of cash acquired	(30,113)	—	—
Purchases of short-term marketable securities	(198,779)	(52,690)	(52,558)
Sales and maturities of short-term marketable securities	132,264	52,235	5,429
Acquisition of fixed assets	(9,109)	(10,372)	(8,276)
Purchase of other investments	(13,992)	(4,250)	(3,160)

Net cash used in investing activities	(119,729)	(15,077)	(58,565)

Cash flows from financing activities:
Proceeds from exercise of stock options	15,421	10,351	5,294
Proceeds from issuance of warrant	5,000	—	—
Common stock repurchase	(14,810)	—	—
Proceeds from issuance of common stock	148,539	2,201	75,919
Costs from issuance of common stock	(7,590)	—	(4,237)

Net cash provided by financing activities	146,560	12,552	76,976

Effect of exchange rate changes on cash and short-term investments	(23)	(65)	26

Net increase in cash and cash equivalents	69,807	32,672	28,713
Cash and cash equivalents at beginning of year	96,987	64,315	35,602

Cash and cash equivalents at end of year	$166,794	$96,987	$64,315

Supplemental disclosure of cash flow information:
Cash paid for income taxes during year	1,988	3,455	5,399
Unrealized gain (loss) on marketable securities, net of tax	(196)	179	—

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

        Operations    We provide stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back offices of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

        Principles of consolidation    The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

        Foreign currency translation    The functional currency of our foreign subsidiaries is their local currencies. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rate of exchange during the period.

        Use of estimates    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

        Fair value of financial instruments    The amounts reported for cash equivalents, marketable securities, receivables, and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature.

        Cash and cash equivalents    Cash equivalents are comprised of highly liquid investments purchased with an original maturity of 90 days or less. These securities are maintained with major financial institutions.

        Marketable securities    All of our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of any related tax effect, reported in accumulated components of comprehensive income (loss) in stockholders' equity in the accompanying consolidated financial statements. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income, net, in the accompanying consolidated statements of income and comprehensive income.

        Investments, included in other assets, consist of nonmarketable investments in private companies, which are carried at the lower of cost or net realizable value. Our investments in privately held companies are considered impaired when a review of the investee's operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable. Such indicators include, but are not limited to, limited capital resources, limited prospects of receiving additional financing, and prospects for liquidity of the related securities. Impaired investments in privately held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

        Product Development    Research and development expenses consist primarily of salary, benefits, and contractors fees for our development and technical support staff, and other costs associated with the enhancements of existing products and services and development of new products and services. Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized until the product is available for general release. Capitalized costs are then amortized straight-line over the estimated useful life or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technology feasibility, which we define as the establishment of a working model and typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignificant and therefore no costs have been capitalized to date.

        Capitalization of internal use software    Costs incurred for web site design, creation and maintenance of content, graphics and user interface are expensed as incurred. Costs for development of internal use software are capitalized and amortized over their estimated useful lives ranging from two to four years. Costs of approximately $836,000 and $877,000 related to development of internal use software were capitalized in 2001 and 2000, respectively. No costs were capitalized in 1999.

        Property and equipment    Property and equipment are stated at cost, less accumulated depreciation and amortization. We calculate depreciation and amortization using the straight-line method over the assets' estimated useful lives. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gains or losses are included in operations. Useful lives by principal classifications are as follows:

Office equipment	5 years
Computers and software	5 years
Leasehold improvements	3 - 11 years

        Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

        Accounting for intangible assets    Intangible assets are stated at cost less amortization and include goodwill, completed technology and non-compete and distribution agreements. Goodwill is the excess of cost over fair value of the net assets acquired. Goodwill from acquisitions subsequent to June 30, 2001 has not been amortized. Prior to July 1, 2001, goodwill and other intangibles were amortized through December 31, 2001 on a straight line basis over the estimated periods of benefit, as follows:

Goodwill	4 to 7 years
Completed technology	3 to 5 years
Agreements	5 years
Customer base and tradename	5 to 7 years

        Accounting for long-lived assets    We review property, equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its expected future discounted cash flow.

        Revenue recognition    We license application software products and offer annual maintenance programs which provide for technical support and updates to our software products. We offer professional services that primarily include consulting, implementation management, integration management, custom report writing and training. We offer other recurring revenue products and services that are subscription-based and transaction-based that primarily include interfacing and downloading of securities information from third party providers. Development agreements provide for the development of technologies and products that are expected to become part of our product or product offerings in the future.

        We recognize revenue from software licenses when persuasive evidence of an arrangement exists which is evidenced by a signed agreement, the product has been delivered F.O.B shipping point, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Sales through our distributor are evidenced by a master agreement governing the relationship together with binding order forms and signed contracts from the distributor's customers. Our arrangements do not generally include acceptance provisions yet if acceptance provisions are provided delivery occurs upon acceptance. Our arrangements for sale of software licenses are sold with maintenance and, often times, professional services and other products and services. We allocate revenue to delivered components, normally the license component, of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to us. Fair values for the maintenance service for our software licenses are generally based upon renewal rates stated in the contracts. Fair value for the professional services and other products and services is based upon separate sales by us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our professional services are generally billed based on hourly rates, and we recognize revenue as these services are performed. Subscription-based revenues are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions occur. Revenues for development agreements are recognized using the percentage-of-completion method of accounting based on costs incurred to date compared with the estimated cost of completion. We analyze specific accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also analyze customer demand and acceptance of our product and historical returns when evaluating the adequacy of the allowance for sales returns, which are not generally provided to our customers.

        Advertising costs    We expense advertising costs as incurred. Total advertising expenses were approximately $73,000, $77,000 and $173,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

        Stock-based compensation    We use the intrinsic value-based method to account for all of our stock-based employee compensation plans. We are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all our stock-based employee compensation plans (See Note 9). Stock-based compensation for non-employees is based on the fair value of the related stock or options.

        Income taxes    We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of events that have been recognized in the financial statements or tax returns for temporary differences between the tax basis of the assets and liabilities and their reported amounts. A valuation allowance is then established to reduce the net deferred tax asset if it is more likely than not that the related tax benefit will not be realized.

        Net income per share    Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock (none outstanding) for all periods. All share and per-share data presented reflect the three-for-two stock split effective July 1999 and the two-for-one stock split effective February 2000 (See Note 8).

        Comprehensive income(loss)    Comprehensive income (loss) consists of net income, net unrealized foreign currency translation adjustment and net unrealized gains or losses on available-for-sale marketable securities and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). Our total comprehensive income includes a reclassification adjustment for net realized gains included in net income of $175,000 and a tax benefit related to the components of other comprehensive income of $63,000.

        Segment information    We have determined that we have a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations. Management uses one measurement of profitability and does not disaggregate its business for internal reporting. No country or region outside the United States accounted for more than 10% of our total revenue for years ended December 31, 2001, 2000, and 1999. No one customer accounted for more than 10% of our total revenue for years ended December 31, 2001, 2000, and 1999.

        Certain risks and concentrations    Our product revenues are concentrated in the computer software industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. Additional, we derive a majority of our revenues from licensing our application Axys and its related suite of applications, and therefore its market acceptance is essential to our success.

        Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, short-term marketable securities, and trade accounts receivable. We invest excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid securities and have investment policies and procedures that are reviewed periodically to minimize credit risk. Our short-term marketable securities consist of diversified investment grade securities. We believe no significant concentration of credit risk exists with respect to these securities.

        With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2001 and 2000, no customer accounted for more than 10% of accounts receivable or 10% of revenues for the years then ended.

        Reclassifications    Certain prior year amounts have been reclassified to the current year presentation.

        New accounting pronouncements    In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        We will adopt the provisions of SFAS 142 in our first quarter ended March 31, 2002. We are in the process of preparing for our adoption of SFAS 142 and are making the determinations as to what our reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS 142, we are required to reclassify goodwill balances to various intangible asset classifications if deemed necessary under the guidance, which is not expected to be significant. We expect that we will no longer record $1.2 million of amortization relating to our existing goodwill and indefinite-lived intangibles. We will also be required to evaluate the useful lives assigned to our intangible assets.

        SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. We expect to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. We have not yet determined what effect these impairment tests will have on our financial position or results of operations.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are required to be adopted during our fiscal year beginning January 1, 2002, however early adoption is acceptable. We are currently in the process of evaluating the potential impact the adoption of SFAS 144 will have on our consolidated financial position or results of operations.

        In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a customer or a Reseller of a Vendor's Products" which is a codification of EITF 00-14, 00-22, and 00-25. This issue presumes consideration from a vendor to a customer or reseller of a vendor's products to be reduction of the selling prices of a vendor's products and, therefore, should be characterized as a reduction in revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001, which is our first quarter ended March 31, 2002. Upon adoption we are required to reclassify all prior period amounts to conform to the current period presentation.

We have evaluated the effect on our financial statements and believe that the adoption will not have a significant effect on our financial position or results of operations.

        In November 2001, the FASB EITF reached a consensus to issue a FASB Staff Announcement Topic No. D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" which clarifies that that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. This staff announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon application of this staff announcement, comparative financial statements for prior periods should be reclassified to comply with the guidance in this staff announcement. We have evaluated the effect on our financial statements and believe that adoption will not have a significant effect on our financial position or results of operations.

2.    Marketable securities

        At December 31, 2001, marketable securities are summarized as follows (in thousands):

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate debt securities and commercial paper	$140,360	109	(214)	140,255
U.S. government debt securities	36,108	30	(48)	36,090
Municipal debt securities	27,945	110	(13)	28,042

Total	$204,413	$249	$(275)	$204,387

Reported as:
Cash and cash equivalents			82,631
Short-term marketable securities			121,756

Total			$204,387

        The following table summarizes maturities of marketable debt securities at December 31, 2001:

	Amortized Cost	Aggregate Fair Value
Less than one year	$115,310	$115,285
Due in 1 - 2 years	89,103	89,102

Total	$204,413	$204,387

        At December 31, 2001, all marketable debt securities had scheduled original maturities of less than 3 years. Marketable debt securities totaling $83 million have maturities of less than 3 months and are classified as cash and cash equivalents. The remaining is included in short-term marketable securities.

        Gross realized gains on sales of marketable debt securities were $587,000 in 2001. There were no gross realized gains on marketable debt securities in 2000 or 1999. There were no gross realized losses on sales of marketable debt securities in 2001, 2000, and 1999.

        At December 31, 2000, marketable securities are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate debt securities and commercial paper	$41,353	$80	$(9)	$41,424
U.S. government debt securities	18,292	46		18,338
Municipal debt securities	71,510	62		71,572

Total	$131,155	$188	$(9)	$131,334

Reported as:
Cash and cash equivalents			$75,889
Short-term marketable securities			$55,445

Total			$131,334

3.    Acquisitions and Investments

        On January 31, 2001, we acquired all outstanding equity of Rex Development Partners, L.P., a limited partnership, for approximately $8.6 million in cash and acquisition costs. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. Rex Development Partners, L.P. was formed to accelerate the development of technology incorporated in our Rex service. This purchase provides us with core technologies which will be used in Advent TrustedNetwork.

        The allocation of the purchase price for Rex Development Partners, L.P. was based on the estimated fair value of the net assets of $100,000 at the acquisition date (consisting of current assets of $1.0 million and current liabilities of $900,000), and acquired technologies of $8.5 million. The acquired intangible is included in Other assets, net on our Consolidated Balance Sheet.

        In April 2001, we acquired all of the outstanding common stock of NPO Solutions, Inc. ("NPO"), a privately held provider of integrated computer software solutions for nonprofit organizations based in Loudon, New Hampshire, through our wholly-owned subsidiary MicroEdge, Inc. The total purchase price was $8.1 million, with an additional $1.5 million potentially to be distributed to NPO stockholders if NPO meets certain milestones. The purchase price consisted of $6.8 million of cash as well as $1.3 million in net liabilities assumed and acquisition related expenses. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date.

        The allocation of the purchase price of NPO was based on the estimated fair value of the net liabilities of approximately $1.3 million at the acquisition date (consisting of current assets of $700,000; property, plant and equipment of $160,000; and current liabilities of $2.2 million), goodwill of $2.8 million, and other intangibles primarily consisting of customer base and acquired technologies of $5.3 million. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

        In April 2001, we joined with Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York to create Encompys, an independent company that is developing an internet-based straight-through-processing solution for the global asset management community. We invested $8.8 million to help form this new business venture, which is carried at the lower of cost or net realizable value in Other assets, net on our Consolidated Balance Sheet.

        In November 2001, we acquired certain assets of ManagerLink.com for a total purchase price of $2.9 million, consisting of $1.5 million in cash as well as $1.4 in net liabilities assumed and acquisition related expenses. This transaction was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. ManagerLink.com is located in Cleveland, Ohio and provides consolidated portfolio reporting tools to CPA's, family offices, and other firms. We acquired ManagerLink.com at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $1.5 million in order to further increase our deployment of Advent TrustedNetwork.

        The preliminary allocation of the purchase price for ManagerLink.com was based on the estimated fair value of the net liabilities of $1.4 million at the acquisition date (consisting of current assets of $22,000; property, plant and equipment of $156,000; and current liabilities of $1.6 million), goodwill of $1.5 million (deductible for tax purposes), and other intangibles consisting of acquired technology and trade name of $1.4 million which have a weighted average amortization period of 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

        In November 2001, we acquired all of the common stock of our Scandinavian distributors' operations located in Norway, Sweden, and Denmark for a total purchase price of approximately $15.4 million, of which $13.5 was paid in cash as well as $1.9 million in assumed liabilities and acquisition related expenses. In addition, we are required to pay 50% of operating margins that exceed 20% for the two years after the acquisition. These transactions were accounted for as purchases and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Scandinavian distributors' operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $7.3 million in order to expand control over European channels for our products and services.

        The preliminary allocation of the purchase price for our Scandinavian distributor was based on the estimated fair value of the net liabilities of $1.9 million at the acquisition date (consisting of current assets of $2.2 million; property, plant and equipment of $109,000; and current liabilities of $4.2 million), goodwill of $7.3 million (not deductible for tax purposes), and other intangibles consisting of licensing agreements and acquired technology of $8.1 million which have a weighted average amortization period of approximately 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

        Proforma consolidated information showing our acquisitions as if they had occurred on January 1, 2001 and 2000 consolidated with our results of operations for 2001 or 2000 are not material; accordingly, we have not presented them.

4.    Balance Sheet Detail

        The following is a summary of fixed assets:

December 31,	2001	2000
	(in thousands)
Computer equipment	$23,176	$16,773
Leasehold improvement	17,787	16,048
Furniture and fixtures	2,809	2,156
Telephone system	1,325	1,230
Internet infrastructure	1,712	877

	$46,809	$37,084
Accumulated depreciation	(20,719)	(14,733)
Total fixed assets, net	$26,090	$22,351

        Depreciation expense was approximately $5,740,000, $4,633,000 and $3,045,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

        The following is a summary of other assets:

December 31,	2001	2000
	(in thousands)
Long term investments	$17,905	$6,913
Goodwill, net of accumulated amortization of $3,296 in 2001 and $2,307 in 2000	12,650	3,279
Notes receivable (interest rate of 8%)	3,087	927
Other intangibles, net of accumulated amortization of $4,718 in 2001 and $1,007 in 2000	21,675	943
Deposits and other	1,050	951
Long term prepaids	9,205	9,731
Deferred taxes	3,147	4,743

Total other assets, net	$68,719	$27,487

        Amortization expense was approximately $4,694,000, $1,528,000, and $1,533,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

        We have certain other minority investments in private companies, including an investment in equity securities for a certain customer at December 31, 2001. This customer comprised $2.5 million in revenue for the year ended December 31, 2001 and $41,000 in accounts receivable at December 31, 2001. These investments are included in Other assets, net on our Consolidated Balance Sheets and are carried at cost.

        The following is a summary of accrued liabilities:

December 31,	2001	2000
	(in thousands)
Salaries and benefits payable	$7,094	$4,758
Commissions payable	$1,821	$1,687
Sales taxes payable	$2,073	$1,608
Other	$2,532	$2,171

Total accrued liabilities	$13,520	$10,224

5.    Income Taxes

        The components of the income tax provision include:

Year ended December 31,	2001	2000	1999
	(in thousands)
Current
Federal	$16,497	$11,768	$9,585
State	5,736	1,474	2,129
Foreign	(16)	83	—
Deferred
Federal	(2,135)	(149)	(1,471)
State	(3,874)	100	(1,257)

Total	$16,208	$13,276	$8,986

        The effective income tax rate on earnings differed from the United States statutory tax rate as follows:

Year ended December 31,	2001	2000	1999
	(in thousands)
Statutory federal rate	35.0%	35.0%	35.0%
State taxes	2.5	2.6	3.3
Research	(2.3)	(2.6)	(1.9)
Other (net)	(1.2)	(1.0)	(2.4)

Total	34.0%	34.0%	34.0%

        We have not made any provision for U.S. federal and state income taxes related to approximately $1.4 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Year ended December 31,	2001	2000
	(in thousands)
Current:
Deferred revenue	$320	$287
Accrued liabilities	1,969	921
Reserves	2,870	1,500
State taxes	946	227
Credits	4,830	324

	10,935	3,259

Noncurrent:
Depreciation and amortization	2,387	4,215
Deferred rent	706	528
Other	54	—

	3,147	4,743

Total deferred tax assets	$14,082	$8,002

6.    Commitments and Contingencies

        We lease office space and equipment under noncancelable operating lease agreements, which expire at various dates through September 2011. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes and have five-year extension options on our primary facility leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 2001 (in thousands):

2002	$7,079
2003	7,414
2004	7,896
2005	7,927
2006	5,991
Thereafter	17,886

Total minimum lease payments	$54,193

        Rent expense for 2001, 2000, and 1999 was approximately $6,447,000, $4,937,000, and $3,948,000, respectively, net of sub-rental income of $133,000, 28,000, and 28,000 in 2001, 2000, and 1999, respectively.

        A European distributor and its subsidiaries that operate in certain European locations have the exclusive right to sell our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. During this period the distributor also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins greater than 20% and specified customer satisfaction criteria. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiaries plus potential additional consideration equal to 50% of operating margins greater than 20% that are achieved in the two years subsequent to our acquisition. As of December 31, 2001, none of this distributor's subsidiaries have met the criteria which could trigger this contingent right. In addition, Advent has the right to purchase any one or any group of the distributor's subsidiaries under certain conditions. In the event these rights are exercised by Advent or the distributor, the purchase of these subsidiaries would principally result in an increase in intangible assets, goodwill and amortization of intangible assets.

        On November 8, 2001, Charles Schwab & Co, Inc. ("Schwab") filed suit against us alleging claims for declaratory relief, anticipatory breach of contract and breach of the covenant of good faith and fair dealing, arising from our intention to cease maintenance of an existing software interface that allows institutional investment customers to download data received from Schwab's systems into our software product used by the investment customers. We intended to cease maintenance of the existing interface and to transition to a new, and what we believe to be improved, software interface (the "Advent Custodial Data" or "ACD" system). On December 11, 2001, Schwab filed a motion for preliminary injunction seeking to enjoin us from ceasing maintenance of the existing interface. On December 17, 2001, we filed a motion to dismiss the action and compel arbitration of the suit. On December 24, 2001, we filed a demurrer to Schwab's complaint, challenging the sufficiency of the allegations in Schwab's complaint. On January 11, 2002, the court signed an order granting Schwab's motion for preliminary injunction and denying our request for arbitration. On January 28, 2002, the court overruled our demurrer to Schwab's complaint and directed Schwab to answer the complaint. The parties are currently investigating potential avenues of resolution, and we continue to evaluate the merits of Schwab's claims and our defenses. At this time it is too early to estimate any potential losses from this action and whether this action may have a material impact to our results of operations.

        We are subject to other legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

7.    Employee Benefit Plans

401(k) Plan

        We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation up to $10,500, are matched 50% by us, up to 6% of employee compensation for the years ended December 31, 2001 and 2000 and up to a maximum of $500 per employee for 1999. Matching contributions by us in 2001, 2000, and 1999 were approximately $1,341,000, $1,045,000 and $157,000, respectively. In addition to the employer matching contribution, we may make profit sharing contributions at the discretion of the Board of Directors. We made profit sharing contributions of approximately $472,000, $374,000 and $218,000 in 2001, 2000, and 1999, respectively.

1995 Employee Stock Purchase Plan

        All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan ("Purchase Plan") if Advent employs them for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase our Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for our Common Stock reported on the NASDAQ National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 632,000 shares have been issued. Approximately 69,000, 74,000, and 102,000 shares were issued through the Purchase Plan at prices of $42.09, $29.59 and $35.80, in 2001, 2000, and 1999, respectively.

8.    Net Income Per Share

Year ended December 31,	2001	2000	1999
	(in thousands, except per share data)
Net income	$31,465	$25,774	$17,443
Reconciliation of shares used in basic and diluted per share calculations
Basic
Shares used in basic net income per share calculation	32,148	29,992	27,072

Basic net income per share	$0.98	$0.86	$0.64
Diluted
Weighted average common shares outstanding	32,148	29,992	27,072
Dilutive effect of stock options and warrants	3,235	4,245	3,252

Shares used in diluted net income per share calculation	35,383	34,237	30,324

Diluted net income per share	$0.89	$0.75	$0.58

Options outstanding at December 31, 2001, 2000 & 1999 not included in computation of diluted EPS because the exercise price was greater than the average market price	895	113	107
Price range of options not used in diluted EPS calculation	$52.50 - $60.38	$56.88 - $60.38	$25.56 - $28.31

9.    Stockholders' Equity

Secondary Offerings

        In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.688 per share, excluding offering costs. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to us were $70.2 million.

        In August 2001, we completed a secondary public offering of 2,750,000 shares of common stock at $57.11 per share, excluding offering costs. Of the 2,750,000 shares offered, 200,000 were sold by a selling stockholder. The net proceeds of the offering to us were approximately $138 million.

Common Stock Repurchase

        In September and October 2001, we repurchased and retired 430,000 shares of our own common stock under a program approved by our Board of Directors in March 2001 to repurchase up to 1,000,000 shares from time to time. We paid $14.8 million for an average of $34.44 per share.

Stock Splits

        Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on July 30, 1999 were issued a certificate representing one additional Common Share for every two shares of Common Stock held on the record date. These certificates were distributed on August 16, 1999. This stock split increased the number of shares outstanding from approximately 9.6 million shares to approximately 14.4 million shares.

        Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on February 28, 2000 were issued a certificate representing one additional Common Share for each share of Common Stock held on the record date. These certificates were distributed on March 13, 2000. The stock split increased the number of shares of Common Stock outstanding from approximately 14.8 million shares to approximately 29.6 million shares.

        All shares and per share data in these consolidated financial statements have been adjusted to reflect both stock splits.

Warrant

        On March 23, 2001, we issued a fully vested non-forfeitable stock purchase warrant to purchase a total of 191,644 shares of our Common Stock to a customer from whom we had revenue of $7.1 million, $1.2 million and $200,000 in 2001, 2000, and 1999, respectively. The warrant was issued for cash consideration of $5 million, which was the estimated Black-Scholes fair value. The warrant has an exercise price of $45.375 per share, is immediately exercisable, and expires on March 23, 2006.

Stock Options

        Under our 1992 Stock Plan ("Plan") we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. The Plan expires on August 19, 2002. Unvested options on termination of employment are canceled and returned to the Plan.

        The activity under the Plan was as follows:

	Outstanding Options
	Available for Grant	Number of Options	Price per Share	Aggregate Exercise Price	Weighted Average Price Per Share
	(In thousands)	(In thousands)		(In thousands)
Balances, December 31, 1998	150	5,991	$0.67 - 14.21	$49,160	$8.21
Authorized	2,678	—	—	—	—
Options granted	(2,154)	2,154	15.58 - 25.56	49,495	22.98
Options exercised	—	(898)	0.33 - 21.38	(5,097)	5.68
Options canceled	174	(174)	1.67 - 14.21	(2,028)	11.66

Balances, December 31, 1999	848	7,073	0.34 - 25.56	91,530	12.94
Authorized	915	—	—	—	—
Options granted	(1,175)	1,175	40.00 - 60.38	61,730	52.54
Options exercised	—	(1,078)	0.33 - 52.50	(9,322)	8.65
Options canceled	374	(374)	1.67 - 60.38	(6,652)	17.79

Balances, December 31, 2000	962	6,796	0.33 - 60.38	137,286	20.20
Authorized	1,021	—	—	—	—
Options granted	(1,239)	1,239	38.75 - 57,58	55,135	44.50
Options exercised	—	(1,263)	0.33 - 60.38	(14,212)	11.25
Options canceled	331	(331)	1.83 - 60.38	(7,850)	23.72

Balances, December 31, 2001	1,075	6,441	$0.33 - 60.38	$170,359	$26.44

        Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 2,726,000, 2,607,000 and 2,295,000 options outstanding were exercisable without right of repurchase with an aggregate exercise price of $45,278,000, $30,100,000 and $18,717,000, respectively.

        Under our Plan, we have granted to certain employees of a distributor 25,000 stock options that have an exercise price of $40, vest over 5 years and have a term of 10 years. The options are subject to variable plan accounting, which requires us to re-measure compensation cost for outstanding options each reporting period based on changes in the market value of the underlying common stock until the time the options are exercised, are forfeited or expire unexercised. During the years ended December 31, 2001 and 2000, we recorded $148,000 and $136,000, respectively, of stock-based charges related to these options.

        In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. Under our 1998 Nonstatutory Plan, we may grant options to purchase Common Stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Nonstatutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan.

        The activity under the Nonstatutory Plan was as follows:

	Outstanding Options
	Available for Grant	Number of Options	Price per Share	Aggregate Exercise Price	Weighted Average Price Per Share
	(In thousands)	(In thousands)		(In thousands)
Balances, December 31, 1998	24	276	$12.42	$3,423	$12.42
Options exercised	—	(16)	$12.42	(195)	12.42
Options canceled	9	(9)	$12.42	(117)	12.42

Balances, December 31, 1999	33	251	12.42	3,111	12.42
Options granted	(26)	26	40.00 - 56.88	1,074	41.15
Options exercised	—	(75)	$12.42	(929)	12.42
Options canceled	12	(12)	12.42	(144)	12.42

Balances, December 31, 2000	19	191	12.42 - 56.88	3,112	16.33
Options exercised	—	(64)	12.42 - 40.00	(984)	15.28
Options canceled	29	(29)	12.42 - 56.88	(378)	12.90

Balances, December 31, 2001	48	97	12.42 - 52.50	$1,750	$18.06

        Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 12,000, 18,200 and 42,000 options under the 1998 Nonstatutory Plan were exercisable with no right of repurchase with an aggregate exercise price of $226,000, $229,000 and $521,000, respectively.

        Our 1995 Director Option Plan ("Director Plan") provides for the grant of nonstatutory stock options to our non-employee directors ("Outside Directors"). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of our Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of our Common Stock on that date. Initial options granted under the Director Plan vest one-fifth of the shares on the first anniversary date of grant and the remaining shares vest ratably each month over the ensuing four years. Subsequent option grants begin to vest on the fourth anniversary of the date of grant and vest ratably each month over the next 12 month period. All Director Plan options have a ten year term.

        The activity under the Director Plan was as follows:

	Outstanding Options
	Available for Grant	Number of Options	Price per Share	Aggregate Exercise Price	Weighted Average Price Per Share
	(In thousands)	(In thousands)		(In thousands)
Balances, December 31, 1998	49	168	$6.00 - 12.92	$1,401	$8.34
Options granted	(24)	24	28.31	680	28.31

Balances, December 31, 1999	25	192	6.00 - 28.31	2,081	10.84
Authorized	200	—	—	—	—
Options granted	(24)	24	49.00	1,176	49.00
Options exercised	—	(22)	6.00	(132)	6.00

Balances, December 31, 2000	201	194	6.00 - 49.00	3,125	16.11
Options granted	(24)	24	49.67	1,192	49.67
Options exercised	—	(29)	6.00 - 8.33	(225)	7.77

Balances, December 31, 2001	177	189	$6.00 - 49.67	$4,091	$21.65

        Options generally vest over five years (as described above), are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 70,000, 75,000 and 74,000 options outstanding were exercisable with no right of repurchase with an aggregate exercise price of $542,000, $536,000 and $502,000, respectively.

        In addition to the Plan, the Directors' Plan, and the Nonstatutory Plan, we have granted options to purchase Common Stock to employees or consultants under special arrangements. These options have an exercise price of $0.34 per share. There were 14,000 of these options outstanding at December 31, 2001, 2000, and 1999 and all are fully vested at December 31, 2001.

        The options and warrant outstanding and currently exercisable by exercise price at December 31, 2001 are:

	Options & Warrant Outstanding
		Weighted Average Remaining Contractual Life		Options and Warrant Exercisable
			Weighted Average Exercise Price
Exercise Prices	Number Outstanding			Number Exercisable	Weighted Average Exercise Price
	(In thousands)			(In thousands)
$0.33 - $2.17	162	2.93	$1.66	161	$1.66
$6.00 - $9.92	2,019	5.83	8.90	1,429	8.93
$10.67 - $15.58	708	6.04	12.57	429	12.22
$21.38 - $28.31	1,483	7.65	23.47	447	23.10
$40.00 - $49.67	1,591	9.13	42.09	362	42.91
$52.50 - $60.38	970	8.88	57.68	184	57.49

	6,933	7.36	$26.68	3,013	$18.17

        No compensation cost has been recognized for our stock option plans, except for the charges related to the options granted to employees of a distributor as described above. If compensation had been determined based on the fair value at the grant date for awards in 2001, 2000, and 1999 consistent with the provisions of SFAS No. 123, our net income and net income per share for the year ended December 31, 2001, 2000, and 1999, respectively, would have been as follows (in thousands, except per share data):

	2001	2000	1999
Net income—as reported	$31,465	$25,774	$17,443
Net income—pro format	$18,788	$18,956	$11,658
PER SHARE DATA
Diluted
Net income per share—as reported	$0.89	$0.75	$0.58
Net income per share—pro forma	$0.53	$0.55	$0.38
Basic
Net income per share—as reported	$0.98	$0.86	$0.64
Net income per share—pro forma	$0.58	$0.63	$0.43

        Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

        The weighted-average grant-date fair value of options granted were $26.32, $31.13 and $13.16 per option for the years ended December 31, 2001, 2000, and 1999, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

	2001	2000	1999
Risk-Free interest	4.5%	6.3%	5.9%
Volatility	65.9	63.7	58.7
Expected life	5 years	5 years	5 years
Expected dividends	None	None	None
Average turnover rate	8%	8%	8%

        The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2001, 2000, and 1999: risk-free interest rates of 3.7%, 6.3%, and 5.9%, respectively; dividend yield of 0%; volatility factors of 65.9%, 63.7%, and 58.7% for 2001, 2000, 1999, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 2001, 2000, and 1999 were $19.56, $15.24 and $6.52, respectively.

10.  Subsequent events

        In February 2002, we acquired Kinexus Corporation of New York, New York. Consideration included cash of approximately $37.8 million, a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million, and assumed net liabilities and acquisition costs. The warrant was calculated using the Black-Scholes method to determine fair value, has an exercise price of $0.01 per share, is immediately exercisable, and expires on January 1, 2003. The warrant was exercised in February 2002. There is a potential additional earn-out distribution to shareholders of up to $115 million in cash and stock under a formula based on revenue and expenses. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service.

        In February 2002, our Board of Directors approved a plan to replace our 1992 Stock Option Plan which expires in August 2002. The plan will be submitted to our stockholders for approval at our annual stockholders' meeting in May 2002. No options have been granted under this plan.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Advent Software, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
February 4, 2002, except for the matters discussed in Note 10, as to which the date is February 14, 2002.

QuickLinks

  Exhibit (a)(1)(a)
TABLE OF CONTENTS
SUMMARY TERM SHEET
RISKS OF PARTICIPATING IN THE OFFER
Economic Risks
Tax-Related Risks for United States Residents
Tax-Related Risks For Non-U.S. Residents
Business-Related Risks
THE OFFER
SCHEDULE A INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS OF ADVENT SOFTWARE, INC.
SCHEDULE B CONDENSED CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002, INCLUDED WITH THE PRESS RELEASE DATED OCTOBER 15, 2002 ANNOUCING ADVENT SOFTWARE, INC.'S THIRD QUARTER RESULTS
ADVENT SOFTWARE, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)
ADVENT SOFTWARE, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
ADVENT SOFTWARE, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
SCHEDULE C FINANCIAL STATEMENTS OF ADVENT SOFTWARE, INC. INCLUDED IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2002
ADVENT SOFTWARE, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)
ADVENT SOFTWARE, INC. CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (In thousands, except per share data)
ADVENT SOFTWARE, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
ADVENT SOFTWARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
SCHEDULE D FINANCIAL STATEMENTS OF ADVENT SOFTWARE, INC. INCLUDED IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001
CONSOLIDATED FINANCIAL STATEMENTS ADVENT SOFTWARE, INC. CONSOLIDATED BALANCE SHEETS
ADVENT SOFTWARE, INC. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
ADVENT SOFTWARE, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the years ended December 31, 2001, 2000 and 1999
ADVENT SOFTWARE, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS